FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Cosan Limited

Consolidated interim financial statements as of

September 30, 2017

Cosan Limited

Consolidated interim financial statements

Report on Review of Interim Financial Information

To the Board of Directors and Shareholders of

Cosan Limited

Bermuda

Introduction

We have reviewed the accompanying consolidated interim financial information of Cosan Limited (“Company”) contained in the Quarterly Information Form—ITR for the quarter ended September 30, 2017, which comprises the statement of financial position as of September 30, 2017, and the respective statements of profit and loss and comprehensive income (loss) for the three and nine-month periods then ended and changes in equity and cash flows for the nine-month period then ended, including the notes.

The Company’s management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB. Our responsibility is to express a conclusion on this consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410—Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410—Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Quarterly Information Form—ITR referred to above has not been prepared, in all material respects, in accordance with IAS 34—Interim Financial Reporting, issued by the International Accounting Standards Board—IASB.

São Paulo, November 13, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Rogério Hernandez Garcia

Contador CRC 1SP213431/O-5

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	7	5,801,811	4,499,588
Marketable securities	8	2,043,625	1,291,580
Trade receivables	9	1,206,074	1,130,624
Derivative financial instruments	27	275,160	20,654
Inventories		614,102	630,752
Receivables from related parties	11	66,760	58,517
Income tax receivable		186,948	364,980
Other current tax receivable	10	281,238	178,856
Dividends receivable		6,559	144,160
Other current assets		242,300	449,298

Total current assets		10,724,577	8,769,009
Trade receivables	9	45,855	54,806
Restricted cash	8	225,695	200,999
Deferred tax assets	21	1,591,713	1,490,002
Receivables from related parties	11	150,618	183,740
Income tax receivable		248,958	121,376
Other non-current tax receivable	10	800,967	739,849
Judicial deposits	22	757,583	714,684
Derivative financial instruments	27	767,005	730,426
Other non-current assets		911,696	835,730
Investments in associates	12	287,345	286,947
Investments in joint ventures	13	8,695,007	8,506,395
Property, plant and equipment	14	11,330,005	10,726,448
Intangible assets and goodwill	15	16,848,508	17,109,439

Total non-current assets		42,660,955	41,700,841

Total assets		53,385,532	50,469,850

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of financial position

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2017	December 31, 2016
Liabilities
Loans, borrowings and debentures	16	3,182,679	2,404,009
Leases	17	286,849	472,632
Real estate credit certificates		100,350	105,422
Derivative financial instruments	27	9,504	40,526
Trade payables	19	2,189,246	2,032,542
Employee benefits payable		267,503	238,159
Income tax payables		38,118	83,113
Other taxes payable	20	278,049	261,169
Concessions payables	18	26,955	27,662
Dividends payable		26,818	93,500
Payables to related parties	11	316,922	237,081
Deferred revenue		12,775	14,167
Other financial liabilities		330,602	203,303
Other current liabilities		400,044	415,782

Total current liabilities		7,466,414	6,629,067

Loans, borrowings and debentures	16	18,133,743	15,934,488
Leases	17	727,402	924,911
Real estate credit certificates		15,472	90,323
Preferred shareholders payable in subsidiaries		1,555,517	1,769,427
Derivative financial instruments	27	261,275	255,318
Trade payables	19	—	568
Other taxes payable	20	162,837	153,776
Income tax payables		13,749	—
Provision for legal proceedings	22	1,248,738	1,268,564
Concessions payables	18	2,835,348	2,580,144
Post-employment benefits	28	460,609	441,480
Deferred tax liabilities	21	3,677,400	3,550,565
Deferred revenue		58,546	62,207
Provision for uncovered liability of associates	12	6,139	—
Other non-current liabilities		605,040	799,263

Total non-current liabilities		29,761,815	27,831,034

Total liabilities		37,228,229	34,460,101

Shareholders’ equity	23
Share capital		5,328	5,328
Additional paid-in capital		3,924,608	4,051,591
Accumulated other comprehensive loss		(297,508)	(480,454)
Retained earnings		2,855,521	2,695,998

Equity attributable to:
Owners of the Company		6,487,949	6,272,463
Non-controlling interests	12	9,669,354	9,737,286

Total shareholders’ equity		16,157,303	16,009,749

Total shareholders’ equity and liabilities		53,385,532	50,469,850

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and nine month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais – R$, except earnings per share)

	Note	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017	July 1, 2016 to September 30, 2016 (Restated)	January 1, 2016 to September 30, 2016 (Restated)
Net sales		3,711,023	9,865,262	3,272,803	9,732,259
Cost of sales		(2,405,635)	(6,567,249)	(2,036,006)	(6,097,797)

Gross profit		1,305,388	3,298,013	1,236,797	3,634,462

Selling expenses		(255,269)	(794,287)	(265,564)	(760,199)
General and administrative expenses		(215,948)	(626,231)	(231,196)	(729,258)
Other expenses, net	25	(30,510)	(94,269)	(16,902)	(83,220)

Operating expenses		(501,727)	(1,514,787)	(513,662)	(1,572,677)

Income before interest in earnings of investees and finance results		803,661	1,783,226	723,135	2,061,785

Interest in earnings of associates	12	5,658	6,984	8,393	3,235
Interest in earnings of joint ventures	13	410,178	706,272	404,245	1,098,183

Interest in earnings of investees		415,836	713,256	412,638	1,101,418
Finance expense		(841,177)	(2,606,547)	(1,142,850)	(2,867,121)
Finance income		177,290	695,061	263,408	834,976
Foreign exchange, net		293,593	99,860	(47,689)	1,011,866
Derivatives		(152,484)	(14,026)	156,206	(1,317,265)

Finance results, net	26	(522,778)	(1,825,652)	(770,925)	(2,337,544)
Profit before taxes		696,719	670,830	364,848	825,659

Income tax expenses	21
Current		(96,976)	(138,315)	(2,593)	(216,540)
Deferred		(51,917)	(90,387)	(66,490)	67,151

		(148,893)	(228,702)	(69,083)	(149,389)

Profit from continuing operations		547,826	442,128	295,765	676,270
Profit from discontinued operation, net of tax		—	—	18,312	58,860

Profit for the period		547,826	442,128	314,077	735,130

Cosan Limited

Consolidated statements of profit or loss and other comprehensive income

For the three and nine month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais – R$, except earnings per share)

Other comprehensive income Items that will never be reclassified to profit or loss
Financial instruments—common transactions			—		9,000		—		6,000

			—		9,000		—		6,000
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation effect			19,676		3,811		(4,009)		141,946
(Loss) gain on cash flow hedge in joint ventures			(50,067)		272,136		(34,006)		(174,743)
Changes in fair value of available for sale securities			48		3,371		1,501		391
Taxes			—		—		(1,541)		342

			(30,343)		279,318		(38,055)		(32,064)
Total other comprehensive income, net of tax			(30,343)		288,318		(38,055)		(26,064)

Comprehensive income—Continued operation			517,483		730,446		276,022		709,066

Comprehensive income—Discontinued operation			—		—		398		201

Total comprehensive income			517,483		730,446		276,420		709,267

Profit attributable to:
Owners of the Parent			248,110		224,444		157,151		312,729
Non-controlling interests			299,716		217,684		156,926		422,401

			547,826		442,128		314,077		735,130
Total comprehensive income attributable to:
Owners of the Company			234,989		407,390		129,230		320,311
Non-controlling interests			282,494		323,056		147,190		388,956

			517,483		730,446		276,420		709,267
Basic earnings per share from:	24
Continuing operations		R$	0.9367	R$	0.8478	R$	0.5782	R$	1.1230
Discontinuing operations			—		—	R$	0.0155	R$	0.0585

		R$	0.9367	R$	0.8478	R$	0.5937	R$	1.1815
Diluted earnings per share from:	24
Continuing operations		R$	0.8294	R$	0.7426	R$	0.5153	R$	1.0554
Discontinuing operations			—		—	R$	0.0155	R$	0.0583

		R$	0.8294	R$	0.7426	R$	0.5308	R$	1.1137

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the nine month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais - R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 01, 2017	5,328	4,051,591	(480,454)	2,695,998	6,272,463	9,737,286	16,009,749

Net profit for the period	—	—	—	224,444	224,444	217,684	442,128
Other comprehensive income:
Gain on cash flow hedge in joint ventures	—	—	169,237	—	169,237	102,899	272,136
Foreign currency translation effects	—	—	6,014	—	6,014	(2,203)	3,811
Financial instruments—common transactions	—	—	5,598	—	5,598	3,402	9,000
Change in fair value of available for sale securities	—	—	2,097	—	2,097	1,274	3,371

Total comprehensive income for the period	—	—	182,946	224,444	407,390	323,056	730,446

Contributions by and distributions to owners of the Company:
Capital increase in subsidiary	—	—	—	—	—	2,815	2,815
Dividends—non-controlling interests	—	(13,815)	—	—	(13,815)	13,815	—
Share options exercised—Subsidiaries	—	21,933	—	—	21,933	13,097	35,030
Dividends	—	—	—	(64,921)	(64,921)	(294,158)	(359,079)
Share-based payment transactions	—	17,346	—	—	17,346	5,216	22,562

Total contributions by and distributions to owners of the Company	—	25,464	—	(64,921)	(39,457)	(259,215)	(298,672)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	(152,447)	—	—	(152,447)	(131,773)	(284,220)

At September 30, 2017	5,328	3,924,608	(297,508)	2,855,521	6,487,949	9,669,354	16,157,303

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of changes in equity

For the nine month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais - R$)

	Share capital	Capital reserve	Accumulated other comprehensive loss	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 01, 2016	5,328	4,006,562	(478,207)	2,380,035	5,913,718	10,275,532	16,189,250

Net profit for the period (Restated)	—	—	—	312,729	312,729	422,401	735,130
Other comprehensive income:
Loss on cash flow hedge in joint ventures	—	—	(108,393)	—	(108,393)	(65,807)	(174,200)
Foreign currency translation effects	—	—	112,249	—	112,249	29,697	141,946
Financial instruments—common transactions	—	—	3,751	—	3,751	2,249	6,000
Change in fair value of available for sale securities	—	—	(25)	—	(25)	416	391

Total comprehensive income for the period	—	—	7,582	312,729	320,311	388,956	709,267

Contributions by and distributions to owners of the Company:
Share options exercised—Subsidiaries	—	10,917	—	—	10,917	6,268	17,185
Dividends—non-controlling interests	—	(7,091)	—	—	(7,091)	7,091	—
Dividends	—	—	—	(86,470)	(86,470)	(687,799)	(774,269)
Share-based payment transactions	—	4,742	—	—	4,742	4,101	8,843

Total contributions by and distributions to owners of the Company	—	8,568	—	(86,470)	(77,902)	(670,339)	(748,241)

Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	37,553	—	—	37,553	1,710,109	1,747,662

Transactions with owners of the Company	—	37,553	—	—	37,553	1,710,109	1,747,662

At September 30, 2016 (Restated)	5,328	4,052,683	(470,625)	2,606,294	6,193,680	11,704,258	17,897,938

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Consolidated statements of cash flows

For the nine month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais - R$)

	Note	September 30, 2017	September 31, 2016 (Restated)
Cash flows from operating activities
Profit before taxes		670,830	825,659
Adjustments for:
Depreciation and amortization		1,343,593	1,103,936
Lease and concession		143,277	148,449
Interest in earnings of associates	12	(6,984)	(3,235)
Interest in earnings of joint ventures	13	(706,272)	(1,098,183)
Losses on disposals of assets		33,841	12,347
Share-based payments		10,929	8,843
Legal proceedings provision		70,020	79,431
Indexation charges, interest and exchange, net		1,938,691	2,558,071
Provisions for employee benefits		108,505	75,770
Allowance for doubtful accounts		23,381	13,546
Deferred revenue		(12,735)	(13,574)
Other		(22,191)	(123,301)

		3,594,885	3,587,759
Changes in:
Trade receivables		(142,457)	(77,551)
Inventories		13,674	(46,070)
Recoverable taxes		(110,782)	190,280
Related parties		48,458	13,322
Trade payables		69,611	(71,390)
Other financial liabilities		60,530	(49,327)
Employee benefits		(89,069)	(90,094)
Provision for legal proceedings		(59,906)	(58,224)
Judicial deposits		(30,438)	(14,361)
Post-employment benefits		(20,120)	(20,744)
Income tax and other tax		(94,985)	(83,328)
Discontinued operation		—	14,309
Concessions payable		(84,039)	(80,714)
Other assets and liabilities, net		9,172	(207,127)

		(430,351)	(581,019)

Net cash generated by operating activities		3,164,534	3,006,740

Cash flows from investing activities
Capital contribution in associates		(3,967)	(14,333)
Non-controlling interest acquisition		—	(54,122)
Marketable securities		(594,602)	(876,444)
Restricted cash		(24,696)	64,700
Dividends received from associates		7,629	10,392
Dividends received from joint ventures		902,210	658,392
Discontinued operation		—	(5,393)
Put option exercised paid		—	(186,052)
Acquisition of property, plant and equipment, intangible assets and investments		(1,698,159)	(1,596,174)
Related parties		—	11,338
Cash received on sale of fixed assets, and intangible assets		8,097	—

Net cash used in investing activities		(1,403,488)	(1,987,696)

Cosan Limited

Consolidated statements of cash flows

For the nine month period ended September 30, 2017 and 2016

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans and borrowings and debentures raised	16	4,305,339	5,933,587
Amortization of principal on loans, borrowings and debentures	16	(1,742,219)	(6,218,311)
Payment of interest on loans, borrowings and debentures	16	(1,147,271)	(1,104,575)
Derivative financial instruments		(291,891)	(248,663)
Payment of principal on financing leases		(290,881)	(322,455)
Payment of interest on financing leases		(231,351)	(266,173)
Real estate credit certificates		(97,334)	(95,739)
Proceeds from issuing shares		1,895	1,979,894
Non-controlling interest subscription		20,375	28,764
Dividends paid		(689,656)	(968,778)
Acquisition of non-controlling interest		(285,972)	—
Payments to redeem entity’s shares		(79,447)	—
Share options exercised—subsidiaries		34,500	17,185

Net cash used in financing activities		(493,913)	(1,265,264)

Increase (decrease) in cash and cash equivalents		1,267,133	(246,220)

Cash and cash equivalents at beginning of the period		4,499,588	3,505,824

Effect of exchange rate fluctuations on cash held		35,090	(101,708)

Cash and cash equivalents at end of the period		5,801,811	3,157,896

Supplemental cash flow information
Income taxes paid		37,080	51,062

The accompanying notes are an integral part of these consolidated interim financial statements

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

1	Operations

Cosan Limited (“Cosan”) was incorporated in Bermuda on April 30, 2007. Cosan’s class A common shares are traded on the New York Stock Exchange (NYSE) (ticker—CZZ). The BDRs (Brazilian Depositary Receipts) representing Cosan’s class A common shares are listed on the Brazilian Stock Exchange (B3) (ticker—CZLT33). Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan. Cosan controls its subsidiaries Cosan S.A. Indústria e Comércio (“Cosan S.A.”) and Cosan Logística S.A. (“Cosan Logística”) through a 62.45% and 72.40% interest, respectively. Cosan, Cosan S.A., Cosan Logística and its subsidiaries are collectively referred to as the “Company”.

The Company’s primary activities are in the following business segments: (i) Piped natural gas distribution to part of the State of São Paulo through its subsidiary Companhia de Gás de São Paulo – Comgás (“Comgás”); (ii) Logistics services including transportation, port loading and storage of sugar, leasing or lending of locomotives, wagons and other railway equipment, through its indirect subsidiaries Rumo S.A. (“Rumo”), logistic segment (“Logistic”); (iii) Production and distribution of lubricants, through its indirect subsidiaries Cosan Lubrificantes e Especialidades S.A. (“CLE”) and Comma Oil & Chemicals Ltd. (“Comma”), under the Mobil licensed trademark in Brazil, Bolivia, Uruguay and Paraguay, in addition to the European and Asian market using the Comma’s brand and corporate activities (“Moove”); and (iv) Other investments, in addition to the corporate structures of the Company (“Cosan Corporate”).

The Company also holds interests in two joint ventures (“JVs”): (i) Raízen Combustíveis S.A. (“Raízen Combustíveis”), a fuel distribution business, and (ii) Raízen Energia S.A. (“Raízen Energia”), which operates in the production and marketing of sugar, ethanol and energy cogeneration, produced from sugar cane bagasse.

2	Basis of preparation

2.1    Statement of compliance

The consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2016.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016, except for the adoption of new standards and interpretations effective as of January 1, 2017. The Company has not early adopted any other standard, interpretation or amendment that has been issued.

All own relevant information of the interim financial statements, and only they, are being highlighted, and these correspond to those used by management in its management.

These consolidated interim financial statements were authorized for issue by the Board of Directors on November 10, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

3	Significant accounting policies

The accounting policies set out below have been applied consistently by the Company to all periods presented in this consolidated interim financial statements.

3.1    Basis of consolidation

The consolidated statements include the accounts of Cosan and its subsidiaries. Cosan’s subsidiaries are listed below:

	September 30, 2017	December 31, 2016

Directly owned subsidiaries
Cosan Logística S.A.	72.40%	72.42%
Cosan S.A. Indústria e Comércio	62.45%	62.29%
Interest of Cosan S.A. in its subsidiaries
Comma Oil Chemicals Limited	100.00%	100.00%
Companhia de Gás de São Paulo – Comgás (i)	63.11%	62.66%
Cosan Biomassa S.A. (ii)	100.00%	100.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Lubes Investments Limited	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan Luxembourg S.A.	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%
Cosan US, Inc.	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Químicos Ltda.	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Rumo S.A. (iii)	1.71%	0.86%

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2017	December 31, 2016
Interest of Cosan Logística S.A. in its subsidiaries
Rumo S.A.	28.47%	28.37%
Logispot Armazéns Gerais S.A.	14.52%	14.47%
Elevações Portuárias S.A.	28.47%	28.37%
Rumo Luxembourg Sarl	28.47%	28.37%
Rumo Intermodal S.A.	28.47%	28.37%
Rumo Malha Oeste S.A.	28.47%	28.37%
Rumo Malha Paulista S.A.	28.47%	28.37%
Rumo Malha Sul S.A.	28.47%	28.37%
Rumo Malha Norte S.A.	28.33%	28.22%
Boswells S.A.	28.47%	28.37%
Brado Holding S.A.	28.47%	28.37%
ALL Serviços Ltda.	28.47%	28.37%
ALL Argentina S.A.	28.47%	25.81%
Paranaguá S.A.	28.47%	28.32%
ALL Rail Management Ltda.	14.24%	14.19%
ALL Armazéns Gerais Ltda.	28.47%	28.37%
Portofer Ltda.	28.47%	28.37%
Brado Logística e Participações S.A.	17.71%	17.65%
Brado Logística S.A.	17.71%	17.65%
ALL Mesopotâmica S.A.	20.09%	20.02%
ALL Central S.A.	20.94%	20.87%
PGT S.A.	28.47%	28.37%

(i)	As of September 30, 2017, the Company increased its interest, in Comgás to 63.11% due to the capital increase arising from the partial use of the goodwill tax benefit, according to Ordinary / Extraordinary General Meeting of April 20, 2017, of the subsidiary Comgás.
(ii)	The Company recorded in the first quarter of 2017, a put option for the repurchase of shares of non-controlling shareholders, according to the shareholder agreement.
(iii)	The direct subsidiary Cosan S.A has a financial investment of 22,959,974 shares of Rumo SA, which is an indirect subsidiary of the Company. Therefore, for the consolidated financial statements of the Company, the interest of 1.71% (0.86% stake as of December 31, 2016) in the share capital of Rumo S.A is recognized as an equity investment.

Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiaries. Although they had a combined amount of uncovered liabilities of R$ 101,363 (Note 12) as of September 30, 2017, no events or conditions were identified that individually or collectively could raise significant doubts related to their ability to maintain their operational continuity. The subsidiaries have the financial support of the Company.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

4	New standards and interpretations not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these consolidated interim financial statements.

IFRS	15—Revenue from contracts with customers

This standard combines, enhances and replaces specific guidance on recognizing revenue with a single standard. It defines a new five-step model to recognize revenue from customer contracts. The Company has undertaken a review of the main types of commercial arrangements used with customers under this model and has tentatively concluded that the application of IFRS 15 will not have a material impact on the consolidated results or financial position. The effects identified so far are as follows

(i)	Recognition of incremental costs to obtain a contract as an intangible asset; and

(ii)	Presentation of revenue from sales of lubricants segregated from services rendered, previously disclosed in other income items in note 6—Operating segment.

This standard is mandatory for the accounting period beginning on January 1, 2018. The Company is planning to apply the standard retrospectively, utilizing the practical expedient to not restate contracts that begin and end within the same annual accounting period.

IFRS	9—Financial instruments

The standard addresses the accounting principles for the financial reporting of financial assets and financial liabilities, including classification, measurement, impairment, derecognition and hedge accounting. It will be mandatory for the accounting period beginning on January 1, 2018.

In order to measure the consequences of this new standard, the Group has engaged a review of the business model corresponding to the different portfolios of financial assets and of the characteristics of these financial assets, such as equity instruments and instruments whose cash flows are solely payments of principal and interest (“SPPI”). This review will also support the designation of equity instruments at fair value through other comprehensive income when appropriate as per the business objective.

There is no expected impact on the Company accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss attributable to changes in its liquidity risk, and the Company does not have any such liabilities.

The impact of the new impairment model is also under review. This analysis requires the identification of the credit risk associated with the counterparties and, considering that the majority of Company’s financial assets are trade receivables, integrates as well some statistical data reflecting the actual past experience of occurred loss for default.

In addition, the Company is reviewing the definition of a hedge relationship in accordance with risk management activities and policies.

The Company plans to apply the standard retrospectively, using the practical file with cumulative effect of the initial application.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

IFRS	16 Leases

The Company began an initial assessment of the potential impact on its financial statements. So far, the most significant impact identified is that the subsidiary Rumo S.A will recognize new assets and liabilities for its operating leases related to concession. The analyses of the impacts on investments in joint ventures are ongoing.

The Company has not yet quantified the impact of adopting IFRS 16 on its assets and liabilities. The quantitative effect of the adoption of IFRS 16 will depend specifically on the transition method chosen, the use of practical files and recognition exemptions, and any additional leases that the Company will enter into. The Company expects to disclose its transition approach and quantitative information prior to adoption.

Amendments to IAS 7 Statement of Cash Flows

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, the Company is not required to provide comparative information for preceding periods. The Company is not required to provide additional disclosures in its interim consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended December 31, 2017.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how the Company should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Company is required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. The Company is not required to provide additional disclosures in its interim consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended December 31, 2017.

There are no other IFRS standards or IFRIC interpretations that have not come into effect and are expected to have a material impact on the Company.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

5	Changes adopted

The changes below were applied for the first time in 2016 and did not result in a significant impact on the Company’s annual consolidated financial statements or in the interim financial statements.

Correction of immaterial errors – Tax installments

During the year of 2016, the Company identified an error in the accounting record of tax installment liabilities, related to others federal taxes than income tax, referring to prior years.

Management concluded that the effect of the correction of error had no material impact on the Company’s interim financial statements for the three and nine months periods ended September 30, 2016.

The impacts of the restatement for the three and nine months periods ended September 30, 2016 are as follows:

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	July 1, 2016 to September 30, 2016			January 1, 2016 to September 30, 2016
	As issued	Tax installment	Restated	As issued	Tax installment	Restated
Net sales	3,272,803	—	3,272,803	9,732,259	—	9,732,259
Cost of sales	(2,036,006)	—	(2,036,006)	(6,097,797)	—	(6,097,797)

Gross profit	1,236,797	—	1,236,797	3,634,462	—	3,634,462

Operating expense	(513,662)	—	(513,662)	(1,572,677)	—	(1,572,677)

Income before interest in earnings of investees and finance results	723,135	—	723,135	2,061,785	—	2,061,785

Interest in earnings of associates and joint ventures	412,638	—	412,638	1,101,418	—	1,101,418
Finance results	(768,387)	(2,538)	(770,925)	(2,329,930)	(7,614)	(2,337,544)

Profit before taxes	367,386	(2,538)	364,848	833,273	(7,614)	825,659

Income tax expense	(69,946)	863	(69,083)	(151,978)	2,589	(149,389)

Profit from continuing operations	297,440	(1,675)	295,765	681,295	(5,025)	676,270

Profit from discontinued operations, net of tax	18,312	—	18,312	58,860	—	58,860

Profit for the period	315,752	(1,675)	314,077	740,155	(5,025)	735,130

Net income attributable to:
Owners of the Parent	158,193	(1,042)	157,151	315,865	(3,136)	312,729
Non-controlling interests	157,559	(633)	156,926	424,290	(1,889)	422,401

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

6	Operating segments

The following segment information is used by Cosan’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. Cosan evaluates the performance of its operating segments based on the measure of Earnings Before Interest Tax, Depreciation and Amortization (“EBITDA”). A reconciliation of EBITDA to profit (loss) is presented below.

Reported segments

(i)    Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (VHP), anhydrous and hydrated ethanol, and activities related to energy cogeneration from sugarcane bagasse. In addition, this segment holds interests in companies engaged in research and development on new technology;

(ii)    Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the brand Shell throughout Brazil;

(iii)    Comgás: distribution of piped natural gas to part of the State of São Paulo (approximately 180 municipalities, including the region called Greater São Paulo) to customers in the industrial, residential, commercial, automotive, thermo generation and cogeneration sectors;

(iv)    Cosan Logística: logistics services for transport, storage and port loading of commodities, mainly for sugar products, leasing or lending of locomotives, wagons and other railway equipment; and

(v)    Moove: production and distribution of lubricants under the Mobil brand in Brazil, Bolivia, Uruguay and Paraguay, as well as European and Asian market with a Comma trademark.

Reconciliation

(i)    Cosan Corporate: other investments, in addition to the corporate activities of the Company. The Cosan Corporate segment’s includes the subsidiaries responsible for raising funds for the group.

Although Raízen Energia and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated since adoption of IFRS 11, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects IFRS 11”.

The following statement of financial position and profit or loss selected information by segment was prepared on the same basis as the accounting practices used in the preparation of consolidated information:

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	July 1, 2017 to September 30, 2017
	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	3,839,928	18,452,780	1,535,083	534,319	1,648,910	1,963	(22,292,708)	(9,252)	3,711,023	2,071,360	1,648,910
Domestic market	1,779,983	18,452,780	1,535,083	412,277	1,570,567	1,963	(20,232,763)	(9,252)	3,510,638	1,949,318	1,570,567
External market	2,059,945	—	—	122,042	78,343	—	(2,059,945)	—	200,385	122,042	78,343
Cost of sales	(2,933,820)	(17,324,968)	(935,951)	(384,190)	(1,090,373)	(4,373)	20,258,788	9,252	(2,405,635)	(1,324,509)	(1,090,373)
Gross profit	906,108	1,127,812	599,132	150,129	558,537	(2,410)	(2,033,920)	—	1,305,388	746,851	558,537
Selling expenses	(274,891)	(353,871)	(154,513)	(96,630)	(3,983)	(143)	628,762	—	(255,269)	(251,286)	(3,983)
General and administrative expenses	(164,978)	(113,835)	(88,301)	(23,364)	(60,617)	(43,666)	278,813	—	(215,948)	(151,540)	(60,617)
Other income (expense), net	1,933	70,798	(11,635)	(3,739)	(2,043)	(13,093)	(72,731)	—	(30,510)	(28,422)	(2,043)
Finance results	75,498	(72,060)	(57,266)	(12,472)	(388,064)	(64,976)	(3,438)	—	(522,778)	(10,744)	(388,064)
Finance expense	(234,085)	(63,007)	(132,868)	(9,134)	(492,646)	(206,531)	297,092	—	(841,179)	(330,543)	(492,646)
Finance income	166,089	27,914	75,617	3,254	63,542	34,878	(194,003)	—	177,291	191,299	63,542
Foreign exchange losses, net	23,242	98,999	41,436	3,603	110,390	138,165	(122,241)	—	293,594	211,634	110,390
Derivatives	120,252	(135,966)	(41,451)	(10,195)	(69,350)	(31,488)	15,714	—	(152,484)	(83,134)	(69,350)
Interest in earnings of associates	(388)	—	—	(1,459)	4,043	429,909	388	(426,835)	5,658	1,616	4,043
Interest in earnings of joint ventures	—	—	—	—	—	410,178	—	—	410,178	410,178	—
Income tax expense benefit	(150,269)	(213,747)	(99,607)	(5,014)	(32,423)	(11,849)	364,016	—	(148,893)	(147,669)	(32,423)

Profit (loss) from continuing operations	393,013	445,097	187,810	7,451	75,450	703,950	(838,110)	(426,835)	547,826	568,984	75,450
Total net income attributable to:
Owners of the Parent	393,013	428,280	118,518	7,451	19,472	703,709	(821,293)	(601,040)	248,110	499,692	19,472
Non-controlling interests	—	16,817	69,292	—	55,978	241	(16,817)	174,205	299,716	69,292	55,978

	393,013	445,097	187,810	7,451	75,450	703,950	(838,110)	(426,835)	547,826	568,984	75,450
Other selected data:
Depreciation and amortization	582,589	170,225	118,570	19,537	304,240	3,892	(752,814)	—	446,239	141,999	304,240
EBITDA	1,050,373	901,129	463,253	44,474	800,177	784,667	(1,951,502)	(426,835)	1,665,736	869,396	800,177
Additions to PP&E, intangible and biological assets	414,925	171,897	73,083	15,645	473,771	4,907	(586,822)	—	567,406	92,383	473,771
Reconciliation of EBITDA:
Profit (loss) for the period	393,013	445,097	187,810	7,451	75,450	703,950	(838,110)	(426,835)	547,826	568,984	75,450
Income tax and social contribution	150,269	213,747	99,607	5,014	32,423	11,849	(364,016)	—	148,893	147,669	32,423
Finance result, net	(75,498)	72,060	57,266	12,472	388,064	64,976	3,438	—	522,778	10,744	388,064
Depreciation and amortization	582,589	170,225	118,570	19,537	304,240	3,892	(752,814)	—	446,239	141,999	304,240

EBITDA	1,050,373	901,129	463,253	44,474	800,177	784,667	(1,951,502)	(426,835)	1,665,736	869,396	800,177

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2017 to September 30, 2017

	Reported segments					Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	9,859,076	53,414,974	4,041,014	1,492,481	4,354,227	2,326	(63,274,050)	(24,786)	9,865,262	5,535,783	4,354,227
Domestic market	5,122,996	53,414,974	4,041,014	1,170,189	4,148,518	2,326	(58,537,970)	(24,786)	9,337,261	5,213,491	4,148,518
External market	4,736,080	—	—	322,292	205,709	—	(4,736,080)	—	528,001	322,292	205,709
Cost of sales	(8,261,849)	(50,571,173)	(2,522,881)	(1,052,605)	(3,010,559)	(5,990)	58,833,022	24,786	(6,567,249)	(3,581,438)	(3,010,559)
Gross profit	1,597,227	2,843,801	1,518,133	439,876	1,343,668	(3,664)	(4,441,028)	—	3,298,013	1,954,345	1,343,668
Selling expenses	(605,608)	(995,950)	(486,543)	(283,921)	(23,623)	(200)	1,601,558	—	(794,287)	(770,664)	(23,623)
General and administrative expenses	(452,230)	(332,499)	(246,495)	(64,758)	(189,803)	(125,175)	784,729	—	(626,231)	(425,667)	(189,803)
Other income (expense), net	(91,094)	250,073	(21,523)	(3,906)	(6,445)	(62,395)	(158,979)	—	(94,269)	(87,776)	(6,445)
Finance results	112,478	(315,346)	(139,883)	(36,648)	(1,272,141)	(376,980)	202,868	—	(1,825,652)	(402,721)	(1,272,141)
Finance expense	(685,640)	(182,876)	(489,187)	(27,519)	(1,440,686)	(649,155)	868,516	—	(2,606,547)	(1,138,039)	(1,440,686)
Finance income	546,300	98,503	349,573	15,917	186,183	143,387	(644,803)	—	695,060	615,194	186,183
Foreign exchange losses, net	(15,935)	49,092	27,771	(23)	(18,074)	90,187	(33,157)	—	99,861	134,586	(18,074)
Derivatives	267,753	(280,065)	(28,040)	(25,023)	436	38,601	12,312	—	(14,026)	(14,462)	436
Interest in earnings of associates	(48,159)	—	—	(5,606)	7,200	611,154	48,159	(605,764)	6,984	(218)	7,200
Interest in earnings of joint ventures	—	—	—	—	—	706,272	—	—	706,272	706,272	—
Income tax expense benefit	(56,558)	(446,914)	(226,136)	(18,527)	(63,056)	79,017	503,472	—	(228,702)	(197,229)	(63,056)

Profit (loss) from continuing operations	456,056	1,003,165	397,553	26,510	(204,200)	828,029	(1,459,221)	(605,764)	442,128	776,342	(204,200)
Total net income attributable to:
Owners of the Company	456,056	958,065	250,177	26,510	(60,999)	821,154	(1,414,121)	(812,398)	224,444	628,966	(60,999)
Non-controlling interests	—	45,100	147,376	—	(143,201)	6,875	(45,100)	206,634	217,684	147,376	(143,201)

	456,056	1,003,165	397,553	26,510	(204,200)	828,029	(1,459,221)	(605,764)	442,128	776,342	(204,200)
Other selected data:
Depreciation and amortization	1,536,836	482,815	379,388	59,089	892,940	12,176	(2,019,651)	—	1,343,593	450,653	892,940
EBITDA	1,936,972	2,248,240	1,142,960	140,774	2,023,937	1,138,168	(4,185,212)	(605,764)	3,840,075	1,826,945	2,023,937
Additions to PP&E, intangible and biological assets	1,715,483	591,200	244,530	22,415	1,423,835	7,379	(2,306,683)	—	1,698,159	272,362	1,423,835
Reconciliation of EBITDA:
Profit (loss) for the period	456,056	1,003,165	397,553	26,510	(204,200)	828,029	(1,459,221)	(605,764)	442,128	776,342	(204,200)
Income tax and social contribution	56,558	446,914	226,136	18,527	63,056	(79,017)	(503,472)	—	228,702	197,229	63,056
Finance result, net	(112,478)	315,346	139,883	36,648	1,272,141	376,980	(202,868)	—	1,825,652	402,721	1,272,141
Depreciation and amortization	1,536,836	482,815	379,388	59,089	892,940	12,176	(2,019,651)	—	1,343,593	450,653	892,940

EBITDA	1,936,972	2,248,240	1,142,960	140,774	2,023,937	1,138,168	(4,185,212)	(605,764)	3,840,075	1,826,945	2,023,937

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	July 1, 2016 to September 30, 2016 (Restated)

	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Radar	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	3,148,411	17,380,867	1,379,129	—	463,582	1,437,783	48	(20,529,278)	(7,739)	3,272,803	1,842,759	1,437,783
Domestic market	1,274,667	17,380,867	1,379,129	—	355,192	1,346,120	48	(18,655,534)	(7,739)	3,072,750	1,734,369	1,346,120
External market	1,873,744	—	—	—	108,390	91,663	—	(1,873,744)	—	200,053	108,390	91,663
Cost of sales	(2,480,327)	(16,425,140)	(763,700)	—	(339,903)	(939,011)	(1,131)	18,905,467	7,739	(2,036,006)	(1,104,735)	(939,011)
Gross profit	668,084	955,727	615,429	—	123,679	498,772	(1,083)	(1,623,811)	—	1,236,797	738,024	498,772
Selling expenses	(199,486)	(308,615)	(170,632)	—	(92,089)	(2,829)	(14)	508,101	—	(265,564)	(262,735)	(2,829)
General and administrative expenses	(127,330)	(103,440)	(84,632)	—	(17,742)	(87,337)	(41,485)	230,770	—	(231,196)	(141,080)	(87,337)
Other income (expense), net	(20,404)	412,126	726	—	182	4,763	(22,573)	(391,722)	—	(16,902)	(21,665)	4,763
Finance results	70,315	(146,529)	(55,670)	—	(15,563)	(423,959)	(257,192)	76,214	(18,541)	(770,925)	(306,040)	(423,959)
Finance expense	(223,405)	(152,843)	(190,177)	—	(16,161)	(501,198)	(416,773)	376,248	(18,541)	(1,142,850)	(592,909)	(501,198)
Finance income	172,270	63,215	134,545	—	1,157	76,981	50,725	(235,485)	—	263,408	186,353	76,981
Foreign exchange losses, net	2,706	(45,351)	(12,528)	—	1,219	(2,914)	(33,466)	42,645	—	(47,689)	(52,518)	(2,914)
Derivatives	118,744	(11,550)	12,490	—	(1,778)	3,172	142,322	(107,194)	—	156,206	153,034	3,172
Interest in earnings of associates	(10,305)	(2,830)	—	—	(1,553)	2,628	310,316	13,135	(302,998)	8,393	6,277	2,628
Interest in earnings of joint ventures	—	—	—	—	—	—	404,245	—	—	404,245	404,245	—
Income tax expense benefit	(105,808)	(258,783)	(109,356)	—	(92)	(51,174)	85,235	364,591	6,304	(69,083)	(24,214)	(51,174)

Profit (loss) from continuing operations	275,066	547,656	195,865	—	(3,178)	(59,136)	477,449	(822,722)	(315,235)	295,765	392,812	(59,136)
Profit from discontinued operation, net of tax	—	—	—	18,312	—	—	6,584	—	(6,584)	18,312	18,312	—
Total net income attributable to:
Owners of the Parent	274,978	534,943	122,306	6,582	(3,178)	(17,764)	484,033	(809,921)	(434,828)	157,151	325,837	(17,764)
Non-controlling interests	88	12,713	73,559	11,730	—	(41,372)	—	(12,801)	113,009	156,926	85,287	(41,372)

	275,066	547,656	195,865	18,312	(3,178)	(59,136)	484,033	(822,722)	(321,819)	314,077	411,124	(59,136)
Other selected data:
Depreciation and amortization	477,902	145,552	134,064	—	23,748	226,384	3,423	(623,454)	—	387,619	161,235	226,384
EBITDA	788,461	1,098,520	494,955	—	36,225	642,381	652,829	(1,886,981)	(302,998)	1,523,392	884,301	642,381
Additions to PP&E, intangible and biological assets	354,163	191,632	89,291	—	11,188	440,858	5,956	(545,795)	—	547,293	106,435	440,858
Reconciliation of EBITDA:
Profit (loss) for the period	275,066	547,656	195,865	—	(3,178)	(59,136)	477,449	(822,722)	(315,235)	295,765	392,812	(59,136)
Income tax and social contribution	105,808	258,783	109,356	—	92	51,174	(85,235)	(364,591)	(6,304)	69,083	24,214	51,174
Finance result, net	(70,315)	146,529	55,670	—	15,563	423,959	257,192	(76,214)	18,541	770,925	306,040	423,959
Depreciation and amortization	477,902	145,552	134,064	—	23,748	226,384	3,423	(623,454)	—	387,619	161,235	226,384

EBITDA	788,461	1,098,520	494,955	—	36,225	642,381	652,829	(1,886,981)	(302,998)	1,523,392	884,301	642,381

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	January 1, 2016 to September 30, 2016 (Restated)

	Reported segments						Reconciliation				Additional information
	Raízen Energia	Raízen Combustíveis	Comgás	Radar	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment eliminations / adjustments	Total consolidated	Cosan S.A	Cosan Logística
Statement of income or loss:
Net sales	9,657,588	50,252,193	4,333,163	—	1,431,697	3,999,921	425	(59,909,781)	(32,947)	9,732,259	5,765,284	3,999,922
Domestic market	3,955,267	50,252,193	4,333,163	—	1,096,072	3,804,610	425	(54,207,460)	(32,947)	9,201,323	5,429,659	3,804,611
External market	5,702,321	—	—	—	335,625	195,311	—	(5,702,321)	—	530,936	335,625	195,311
Cost of sales	(7,364,106)	(47,690,919)	(2,321,714)	—	(1,081,183)	(2,717,621)	(10,226)	55,055,025	32,947	(6,097,797)	(3,413,123)	(2,717,621)
Gross profit	2,293,482	2,561,274	2,011,449	—	350,514	1,282,300	(9,801)	(4,854,756)	—	3,634,462	2,352,161	1,282,301
Selling expenses	(568,201)	(965,232)	(485,102)	—	(271,431)	(3,553)	(113)	1,533,433	—	(760,199)	(756,647)	—
General and administrative expenses	(405,951)	(324,245)	(242,585)	—	(53,482)	(260,066)	(173,125)	730,196	—	(729,258)	(417,730)	(263,620)
Other income (expense), net	16,544	610,196	(1,930)	—	2,037	(3,033)	(80,294)	(626,740)	—	(83,220)	(80,187)	(3,033)
Finance results	486,213	(426,235)	(197,677)	—	(59,827)	(1,257,677)	(917,302)	(59,978)	94,939	(2,337,544)	(1,018,250)	(1,257,677)
Finance expense	(697,432)	(208,240)	(564,425)	—	(38,841)	(1,448,311)	(910,483)	905,672	94,939	(2,867,121)	(1,435,305)	(1,448,311)
Finance income	500,169	177,425	366,171	—	2,967	212,632	253,206	(677,594)	—	834,976	621,960	212,632
Foreign exchange losses, net	(57,513)	736,752	230,033	—	46,567	79,144	656,122	(679,239)	—	1,011,866	1,018,309	79,144
Derivatives	740,989	(1,132,172)	(229,456)	—	(70,520)	(101,142)	(916,147)	391,183	—	(1,317,265)	(1,223,214)	(101,142)
Interest in earnings of associates	(59,080)	(310)	—	—	(4,575)	8,751	926,981	59,390	(927,922)	3,235	(5,515)	8,751
Interest in earnings of joint ventures	—	—	—	—	—	—	1,098,183	—	—	1,098,183	1,098,183	—
Income tax expense benefit	(553,720)	(443,006)	(377,118)	—	4,553	(43,871)	299,326	996,726	(32,279)	(149,389)	(73,238)	(43,871)

Profit (loss) from continuing operations	1,209,287	1,012,442	707,037	—	(32,211)	(277,149)	1,143,855	(2,221,729)	(865,262)	676,270	1,098,777	(277,149)
Profit from discontinued operation, net of tax	—	—	—	58,860	—	—	24,788	—	(24,788)	58,860	58,860	—
Total net income attributable to:
Owners of the Company	1,209,199	977,481	436,250	24,788	(32,211)	(76,814)	1,168,643	(2,186,680)	(1,207,928)	312,729	852,779	(76,814)
Non-controlling interests	88	34,961	270,787	34,072	—	(200,335)	—	(35,049)	317,878	422,401	304,858	(200,335)

	1,209,287	1,012,442	707,037	58,860	(32,211)	(277,149)	1,168,643	(2,221,729)	(890,050)	735,130	1,157,637	(277,149)
Other selected data:
Depreciation and amortization	1,662,345	457,824	374,871	—	66,334	651,817	10,914	(2,120,169)	—	1,103,936	452,119	651,817
EBITDA	2,939,139	2,339,507	1,656,703	—	89,397	1,676,216	1,772,745	(5,278,646)	(927,922)	4,267,139	2,642,384	1,676,216
Additions to PP&E, intangible and biological assets	1,522,527	596,643	292,751	—	29,876	1,264,952	8,595	(2,119,170)	—	1,596,174	331,222	1,264,952
Reconciliation of EBITDA:
Profit (loss) for the period	1,209,287	1,012,442	707,037	—	(32,211)	(277,149)	1,143,855	(2,221,729)	(865,262)	676,270	1,098,777	(277,149)
Income tax and social contribution	553,720	443,006	377,118	—	(4,553)	43,871	(299,326)	(996,726)	32,279	149,389	73,238	43,871
Finance result, net	(486,213)	426,235	197,677	—	59,827	1,257,677	917,302	59,978	(94,939)	2,337,544	1,018,250	1,257,677
Depreciation and amortization	1,662,345	457,824	374,871	—	66,334	651,817	10,914	(2,120,169)	—	1,103,936	452,119	651,817

EBITDA	2,939,139	2,339,507	1,656,703	—	89,397	1,676,216	1,772,745	(5,278,646)	(927,922)	4,267,139	2,642,384	1,676,216

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2017

	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,238,194	206,143	2,141,061	132,169	189,999	3,338,582	(2,444,337)	—	5,801,811	3,720,495	189,999
Marketable securities	—	—	313,503	927	1,516,869	212,326	—	—	2,043,625	526,757	1,516,869
Trade receivables	649,176	2,271,337	641,128	283,656	326,417	728	(2,920,513)	—	1,251,929	925,512	326,417
Derivative financial instruments	383,897	15,128	433,546	—	39,978	568,641	(399,025)	—	1,042,165	1,002,188	39,978
Inventories	2,593,328	1,984,880	92,010	260,849	258,591	2,652	(4,578,208)	—	614,102	355,511	258,591
Other financial assets	757,857	—	—	—	—	—	(757,857)	—	—	277,586	—
Other current assets	2,717,880	1,620,337	84,906	115,458	416,951	256,437	(4,338,217)	(89,947)	783,805	404,564	416,951
Other non-current assets	3,043,082	1,219,038	355,579	80,161	2,749,434	1,503,954	(4,262,120)	(1,898)	4,687,230	1,933,280	2,749,434
Investments in associates	314,948	—	—	13,627	42,481	11,386,105	(314,948)	(11,154,868)	287,345	244,864	42,481
Investments in joint ventures	—	—	—	—	—	8,695,007	—	—	8,695,007	8,695,007	—
Biological assets	786,566	—	—	—	—	—	(786,566)	—	—	—	—
Property, plant and equipment	10,902,109	2,337,036	—	237,114	10,945,776	147,115	(13,239,145)	—	11,330,005	382,314	10,945,776
Intangible assets and goodwill	3,681,932	4,619,618	8,444,333	738,762	7,659,407	6,006	(8,301,550)	—	16,848,508	9,189,055	7,659,407
Loans, borrowings and debentures	(10,873,300)	(1,012,686)	(3,898,129)	(409,431)	(10,127,207)	(6,881,655)	11,885,986	—	(21,316,422)	(8,919,607)	(10,127,207)
Derivative financial instruments	(184,425)	(277,705)	—	(22,197)	(29,748)	(218,834)	462,130	—	(270,779)	(241,031)	(29,748)
Trade payables	(1,565,037)	(1,485,747)	(1,413,704)	(281,461)	(488,960)	(5,121)	3,050,784	—	(2,189,246)	(1,700,274)	(488,960)
Real estate credit certificates	—	—	—	—	(115,822)	—	—	—	(115,822)	—	(115,822)
Employee benefits payable	(388,531)	(69,419)	(54,701)	(31,350)	(157,624)	(23,828)	457,950	—	(267,503)	(109,705)	(157,624)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,555,517)	—	—	(1,555,517)	(1,555,516)	—
Lease	—	—	—	—	(1,014,251)	—	—	—	(1,014,251)	—	(1,014,251)
Other current liabilities	(1,323,492)	(1,890,172)	(200,869)	(174,708)	(773,239)	(372,593)	3,213,664	91,126	(1,430,283)	(660,027)	(773,239)
Other non-current liabilities	(1,368,835)	(4,229,282)	(1,677,131)	(217,478)	(5,955,846)	(1,273,090)	5,598,117	55,139	(9,068,406)	(3,156,079)	(5,955,846)

Total assets (net of liabilities) allocated by segment	12,365,349	5,308,506	5,261,532	726,098	5,483,206	15,786,915	(17,673,855)	(11,100,448)	16,157,303	11,314,894	5,483,206

Total assets	28,068,969	14,273,517	12,506,066	1,862,723	24,145,903	26,117,553	(42,342,486)	(11,246,713)	53,385,532	27,657,133	24,145,903

Equity attributable to owners of the Company	12,366,312	5,090,385	5,261,532	726,098	1,489,692	15,786,436	(17,456,697)	(16,775,810)	6,487,949	9,436,611	1,489,692
Non-controlling interests	(963)	218,121	—	—	3,993,514	479	(217,158)	5,675,362	9,669,354	1,878,283	3,993,514

Total shareholders’ equity	12,365,349	5,308,506	5,261,532	726,098	5,483,206	15,786,915	(17,673,855)	(11,100,448)	16,157,303	11,314,894	5,483,206

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	December 31, 2016

	Reported segments					Reconciliation				Additional information
Statement of financial position:	Raízen Energia	Raízen Combustíveis	Comgás	Moove	Logistics	Cosan Corporate	Deconsolidated effects IFRS 11	Segment elimination	Total consolidated	Cosan S.A	Cosan Logística
Cash and cash equivalents	2,787,588	757,140	2,108,253	203,855	260,542	1,926,938	(3,544,728)	—	4,499,588	3,990,930	260,542
Marketable securities	—	—	202,568	10,958	920,413	157,641	—	—	1,291,580	371,167	920,413
Trade receivables	682,813	2,518,713	513,423	240,059	431,461	487	(3,201,526)	—	1,185,430	753,969	431,461
Derivative financial instruments	1,243,260	178,060	437,137	—	3,669	310,274	(1,421,320)	—	751,080	747,411	3,669
Inventories	2,293,492	2,108,825	114,745	228,941	284,579	2,487	(4,402,317)	—	630,752	346,173	284,579
Other financial assets	711,453	—	—	—	—	70,487	(711,453)	(70,487)	—	70,487	—
Other current assets	3,030,674	1,456,418	80,758	141,972	422,458	658,550	(4,487,092)	(107,927)	1,195,811	793,861	422,458
Other non-current assets	2,852,423	1,089,809	307,306	26,036	2,549,631	1,436,632	(3,942,232)	(33,225)	4,286,380	1,761,857	2,549,631
Investments in associates	393,159	—	—	19,400	46,847	11,153,390	(393,159)	(10,932,690)	286,947	240,100	46,847
Investments in joint ventures	—	—	—	—	—	8,506,395	—	—	8,506,395	8,506,395	—
Biological assets	1,119,623	—	—	—	—	—	(1,119,623)	—	—	—	—
Investment property	10,525,166	2,379,438	—	238,346	10,337,119	150,983	(12,904,604)	—	10,726,448	389,329	10,337,119
Intangible assets and goodwill	3,224,303	4,532,282	8,550,984	770,118	7,781,289	7,048	(7,756,585)	—	17,109,439	9,328,150	7,781,289
Loans, borrowings and debentures	(11,556,950)	(1,043,995)	(4,070,076)	(471,661)	(8,523,175)	(5,273,585)	12,600,945	—	(18,338,497)	(9,138,129)	(8,523,175)
Derivative financial instruments	(789,193)	(648,070)	—	(35,155)	(12,303)	(248,386)	1,437,263	—	(295,844)	(283,541)	(12,303)
Trade payables	(1,147,089)	(1,148,013)	(1,226,634)	(232,690)	(565,539)	(8,247)	2,295,102	—	(2,033,110)	(1,467,570)	(565,539)
Real estate credit certificates	—	—	—	—	(195,745)	—	—	—	(195,745)	—	(195,745)
Employee benefits payable	(314,989)	(92,573)	(63,904)	(30,187)	(117,149)	(26,919)	407,562	—	(238,159)	(121,009)	(117,149)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(1,769,427)	—	—	(1,769,427)	(1,769,427)	—
Leases	—	—	—	—	(1,397,543)	—	—	—	(1,397,543)	—	(1,397,543)
Other current liabilities	(1,507,193)	(2,245,227)	(211,900)	(168,995)	(663,083)	(407,835)	3,752,420	116,036	(1,335,777)	(662,235)	(663,083)
Other non-current liabilities	(1,367,686)	(4,714,035)	(1,549,441)	(132,414)	(5,881,195)	(1,408,841)	6,081,721	115,892	(8,855,999)	(3,065,579)	(5,881,195)

Total assets (net of liabilities) allocated by segment	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Total assets	28,863,954	15,020,685	12,315,174	1,879,685	23,038,008	24,381,312	(43,884,639)	(11,144,329)	50,469,850	27,299,829	23,038,008

Equity attributable to owners of the Company	12,181,817	4,920,333	5,193,219	808,583	1,540,225	15,238,072	(17,102,150)	(16,507,636)	6,272,463	8,965,606	1,540,225
Non-controlling interests	(963)	208,439	—	—	4,142,051	—	(207,476)	5,595,235	9,737,286	1,826,733	4,142,051

Total shareholders’ equity	12,180,854	5,128,772	5,193,219	808,583	5,682,276	15,238,072	(17,309,626)	(10,912,401)	16,009,749	10,792,339	5,682,276

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Net sales by segment:

	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016
Reported segment
Raízen Energia
Ethanol	1,729,109	4,874,368	1,400,772	4,600,024
Sugar	1,643,065	4,156,307	1,443,030	4,404,639
Cogeneration	364,848	604,623	206,557	401,876
Other	102,906	223,778	98,052	251,049

	3,839,928	9,859,076	3,148,411	9,657,588
Raízen Combustíveis
Fuels	18,452,780	53,414,974	17,380,867	50,252,193

	18,452,780	53,414,974	17,380,867	50,252,193
Comgás
Industrial	961,160	2,562,361	865,824	2,868,654
Residential	255,855	635,758	237,425	590,679
Thermogeneration	—	—	6,713	68,307
Cogeneration	59,587	158,064	51,505	163,414
Automotive	57,623	163,612	53,130	151,107
Commercial	86,308	233,293	78,325	224,626
Construction revenue	95,996	239,110	77,582	231,869
Other	18,554	48,816	8,625	34,507

	1,535,083	4,041,014	1,379,129	4,333,163
Moove
Finished goods	391,934	1,088,521	404,882	1,256,067
Basic oil	76,191	211,649	54,725	163,558
Other	66,194	192,311	3,975	12,072

	534,319	1,492,481	463,582	1,431,697
Logistics
North operations	1,197,157	3,227,690	1,051,377	2,945,356
South operations	387,921	957,973	322,391	849,719
Container operations	63,832	168,564	64,015	204,846

	1,648,910	4,354,227	1,437,783	3,999,921
Reconciliation
Cosan Corporate
Other	1,963	2,326	48	425

	1,963	2,326	48	425
IFRS 11—Deconsolidated of adjustments/eliminations joint ventures and eliminations	(22,301,960)	(63,298,836)	(20,537,017)	(59,942,728)

Total	3,711,023	9,865,262	3,272,803	9,732,259

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

7	Cash and cash equivalents

	September 30, 2017	December 31, 2016

Cash and bank deposits	54,777	376,029
Savings account	2,220,032	409,333
Financial investments	3,527,002	3,714,226

	5,801,811	4,499,588

Financial investments are composed as follows:

	September 30, 2017	December 31, 2016

Investment fund
Repurchase agreements	2,627,718	2,840,760
Bank certificate of deposits—CDB	371,065	363,147
Other	53	—

	2,998,836	3,203,907
Bank investments
Repurchase agreements	20,593	26,719
Bank certificate of deposits—CDB	506,573	468,384
Other	1,000	15,216

	528,166	510,319

	3,527,002	3,714,226

8	Marketable securities and Restricted cash

Marketable securities
	September 30, 2017	December 31, 2016

Government security (i)	1,821,421	1,004,388
Bank certificate of deposits—CDB (ii)	222,204	287,192

	2,043,625	1,291,580

Restricted cash
	September 30, 2017	December 31, 2016
Investments linked to loans	91,811	63,474
Securities pledged as collateral	131,730	137,525
Government bonds	2,154	—

	225,695	200,999

(i)	Sovereign debt securities classified as held-for-trading have stated interest connected to SELIC and mature in two to five years.
(ii)	Bank certificates of deposits classified as held-for-trading have stated interest rates connected to CDI and mature in two to five years.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

9	Trade receivables

	September 30, 2017	December 31, 2016
Domestic—Brazilian Reais	1,302,009	1,248,270
Export—Foreign currency	62,936	27,446
Allowance for doubtful accounts	(113,016)	(90,286)

	1,251,929	1,185,430
Current	1,206,074	1,130,624

Non-current	45,855	54,806

10	Other current tax receivables

	September 30, 2017	December 31, 2016
ICMS—State VAT (ii)	461,754	422,627
ICMS CIAP—State VAT (i)/(ii)	204,443	185,707
Tax credit installment	38,363	36,708
PIS—Revenue tax	69,845	48,220
COFINS—Revenue tax	281,802	209,700
Other	25,998	15,743

	1,082,205	918,705
Current	281,238	178,856

Non-Current	800,967	739,849

(i)	ICMS – Tax credit arising from acquisition of fixed assets.
(ii)	The amount of December 31, 2016 was reclassified between items to improve the disclosure.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

11	Related parties

a)	Receivables from and payables to related parties:

	September 30, 2017	December 31, 2016
Current Asset
Commercial operation
Raízen Energia S.A.	39,707	37,249
Aguassanta Participações S.A.	—	6,342
Radar Propriedades Agrícolas S.A.	—	517
Raízen Combustíveis S.A.	22,859	4,206
Other	4,194	531

	66,760	48,845
Corporate operation / Agreements
Raízen Energia S.A.	—	9,672

	66,760	58,517

Non-current assets
Receivables under the framework agreement
Janus Brasil Participações S.A	30,423	28,705
Raízen Energia S.A.	87,751	114,473

	118,174	143,178
Financial and corporation operations
Rezende Barbosa	31,444	38,944
Other	1,000	1,618

	32,444	40,562

	150,618	183,740

	September 30, 2017	December 31, 2016
Current liabilities
Corporate operations
Raízen Energia S.A.	182,679	160,030
Raízen Combustíveis S.A.	128,938	75,624
Other	5,305	1,427

	316,922	237,081

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Related party transactions:

	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016
Sales of goods and services
Raízen Combustíveis S.A	40,777	109,553	38,007	100,219
Raízen Energia S.A.	131,503	307,563	113,211	328,531

	172,280	417,116	151,218	428,750
Purchase of goods / Inputs
Raízen Energia S.A. (i)	(866)	(1,158)	(79)	(415)
Raízen Combustíveis S.A.	(276,155)	(718,445)	(235,843)	(662,894)

	(277,021)	(719,603)	(235,922)	(663,309)
Discontinued operation
Raízen Energia S.A.	—	—	19,179	50,664

	—	—	19,179	50,664
Shared expense
Raízen Energia S.A. (i)	(17,170)	(55,267)	(20,194)	(53,868)

	(17,170)	(55,267)	(20,194)	(53,868)
Finance result
Usina Santa Luiza (i)	(58)	(320)	(54)	(124)
Raízen Energia S.A.	1,868	5,651	501	1,495
Other (i)	(6)	(6)	3	—

	1,804	5,325	450	1,371

(i)	The amount of the three and nine months period ended September 30, 2016 was restated between items to improve the statement.

c)	Officers’ and directors’ compensation

	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016
Short-term benefits to employees and managers (i)	16,511	59,058	16,630	107,019
Post-employment benefits (i)	217	678	151	1,485
Other long-term benefits (i)	358	629	115	194
Benefits from termination of employment contract (i)	—	—	2,367	2,367
Share-based payment transactions	16,380	22,562	2,947	8,843

	33,466	82,927	22,210	119,908

(i)	The amount of the three and nine months period ended September 30, 2016 was restated between items to improve the statement.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

12	Investments in associates

a)	Information in associates of the Company and the Company’s ownership:

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefits %
Tellus Brasil Participações S.A.	65,957,282	33,638,214	51%	5%
Novvi Limited Liability Company	620,002	200,000	32%	32%
Janus Brasil Participações S.A.	1,907,000	934,430	51%	5%
Radar Propriedades Agrícolas S.A	1,735,703	531,125	51%	3%
Radar II Propriedades Agrícolas S.A	81,440,221	24,920,708	51%	3%
Usina Santa Luiza S.A	28,553,200	9,516,782	33%	33%
	January 01, 2017	Interest in earnings (losses) of associates	Other comprehensive income	Dividends	Capital increase	Other	September 30, 2017	Interest in earnings (losses) of associates September 30, 2016
Investments in associates
Tellus Brasil Participações S.A.	97,002	3,838	—	(1,307)	—	—	99,533	(160)
Novvi Limited Liability Company	18,838	(5,606)	38	—	—	—	13,270	(4,575)
Janus Brasil Participações S.A.	33,969	2,000	3,181	(765)	1,719	—	40,104	4,808
Radar Propriedades Agrícolas S.A	55,148	1,279	159	—	—	—	56,586	—
Radar II Propriedades Agrícolas S.A	30,537	926	31	(493)	—	—	31,001	—
Other (i)	51,453	6,096	—	(11,566)	—	868	46,851	11,517

Total	286,947	8,533	3,409	(14,131)	1,719	868	287,345	11,590

Investments in associates with negative equity
Usina Santa Luiza S.A (i)	—	(1,549)	—	—	1,433	(6,023)	(6,139)	(8,355)

Total of net investments	286,947	6,984	3,409	(14,131)	3,152	(5,155)	281,206	3,235

(i)	The amount of December 31, 2016 was reclassified between items to improve the disclosure.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Information in the non-controlling interests in subsidiaries of the Company:

	Shares issued by the associate	Shares held by non-controlling shareholders	Non-controlling interest
Cosan S.A. Indústria e Comércio	407,904,353	152,967,891	38%
Cosan Logística S.A.	368,046,576	101,257,374	28%
Companhia de Gás de São Paulo—Comgás	130,038,279	47,977,400	37%
Rumo S.A.	1,339,015,898	934,838,098	70%
Logispot Armazéns Agrícolas S.A.	2,040,816	1,000,000	49%
	January 01, 2017	Interest in earnings (losses) of associates	Sales or purchase of interests	Other comprehensive income (losses)	Dividends	Capital increase	Other	September 30, 2017	Interest in earnings (losses) of associates September 30, 2016
Cosan S.A. Indústria e Comércio (i)	3,343,719	223,468	(153,734)	103,712	(143,636)	—	12,454	3,385,983	343,388
Cosan Logística S.A. (i)	424,784	(16,833)	—	164	—	2,815	167	411,097	(25,510)
Companhia de Gás de São Paulo—Comgás	1,826,733	147,376	27,107	—	(127,094)	—	4,160	1,878,282	270,787
Rumo S.A.	4,105,962	(142,517)	(5,146)	1,496	(4,483)	—	2,795	3,958,107	(199,458)
Logispot Armazéns Agrícolas S.A.	36,088	(684)	—	—	—	—	—	35,404	(877)
Outros	—	6,874	—	—	(18,945)	—	12,552	481	—
Radar —Discontinued operation	—	—	—	—	—	—	—	—	34,071

Total	9,737,286	217,684	(131,773)	105,372	(294,158)	2,815	32,128	9,669,354	422,401

(i)	The amount of December 31, 2016 was reclassified between items to improve the disclosure.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

13	Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total

Shares issued by the joint venture	3,303,168,484	5,902,595,634
Shares held by Cosan	1,651,584,242	2,951,297,817
Cosan ownership interest	50%	50%

Interest in earnings of joint ventures September 30, 2016	488,223	609,960	1,098,183
December 31, 2016	3,190,822	5,315,573	8,506,395
Interest in earnings of joint ventures	478,417	227,855	706,272
Other comprehensive income	13,460	258,379	271,839
Interest on capital	(42,000)	—	(42,000)
Dividends	(354,000)	(393,499)	(747,499)

September 30, 2017	3,286,699	5,408,308	8,695,007

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 6, Segments.

Pursuant to the terms of the Raízen Joint Venture—Framework Agreement, Cosan is responsible for certain legal proceedings that existed prior to the formation of Raízen, net of judicial deposits as of April 1, 2011, as well as tax installments under the REFIS (tax amnesty and refinancing program), recorded in “Other taxes payable”. Additionally, Cosan granted access to Raízen a credit line (stand-by facility) in the amount of US$ 350,000 thousand, which was unused at September 30, 2017.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

14	Property, plant and equipment

	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent railways (i)	Construction in progress	Other	Total
Cost
At January 01, 2017	1,043,437	716,310	5,270,469	4,474,856	708,580	326,361	12,540,013
Additions	46	—	14,965	3,729	1,416,294	6,648	1,441,682
Disposals	(2,239)	(2,159)	—	(3,695)	—	(35,728)	(43,821)
Transfers	14,177	344,013	711,296	387,469	(1,352,065)	(135,735)	(30,845)

At September 30, 2017	1,055,421	1,058,164	5,996,730	4,862,359	772,809	161,546	13,907,029

Depreciation
At January 01, 2017	(255,893)	(287,745)	(742,297)	(542,228)	—	14,598	(1,813,565)
Additions	(29,950)	(54,311)	(372,139)	(302,109)	—	(53,848)	(812,357)
Disposals	234	471	—	749	—	21,925	23,379
Transfers	(599)	(802)	40,575	(12,621)	—	(1,034)	25,519

At September 30, 2017	(286,208)	(342,387)	(1,073,861)	(856,209)	—	(18,359)	(2,577,024)

At January 01, 2017	787,544	428,565	4,528,172	3,932,628	708,580	340,959	10,726,448

At September 30, 2017	769,213	715,777	4,922,869	4,006,150	772,809	143,187	11,330,005

(i)	Leasehold improvements and finance leases included.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

15    Intangible assets and goodwill

	Goodwill	Concession rights	Right of way and operating license	Trademarks	Customer relationships	Other	Total
Cost:
At January 01, 2017	715,259	16,912,506	435,624	252,474	946,824	376,669	19,639,356
Additions	—	246,357	—	—	45,095	27,602	319,054
Disposals	—	(159,620)	—	—	(11,157)	(4,220)	(174,997)
Transfers	—	341,518	—	—	(11,695)	(5,068)	324,755

At September 30, 2017	715,259	17,340,761	435,624	252,474	969,067	394,983	20,108,168

Amortization
At January 01, 2017	—	(1,319,980)	(200,876)	(182,616)	(668,695)	(157,750)	(2,529,917)
Additions	—	(318,025)	(62,442)	(17,120)	(97,975)	(36,069)	(531,631)
Disposals	—	128,148	—	—	7,863	4,218	140,229
Transfers	—	(337,991)	—	—	720	(1,070)	(338,341)

At September 30, 2017	—	(1,847,848)	(263,318)	(199,736)	(758,087)	(190,671)	(3,259,660)

At January 01, 2017	715,259	15,592,526	234,748	69,858	278,129	218,919	17,109,439

At September 30, 2017	715,259	15,492,913	172,306	52,738	210,980	204,312	16,848,508

Capitalization of borrowing costs

Capitalized borrowing costs for the period ended September 30, 2017, amounted to R$ 7,268 (R$ 13,026 for the period ended September 30, 2016). The weighted average interest rate used to capitalize borrowing costs on the balance of concession right, was 9.02% p.a. for the period ended September 30, 2017 (12.55% p.a. for the period ended September 30, 2016).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Intangible assets (excluding goodwill)	Annual rate of amortization—%	September 30, 2017	December 31, 2016
Gas distribution concession—Comgás (i)	Concession term	8,177,942	8,240,521
Concession rights—Rumo (ii)	Concession term	7,314,971	7,352,005

		15,492,913	15,592,526
Operating license for port terminal (iii)	4.00	172,306	234,748
Trademarks
Mobil	10.00	28,534	45,654
Comma	—	24,204	24,204

		52,738	69,858
Relationship with customers:
Comgás	30.00	181,358	233,971
Lubricants	6.00	29,622	44,158

		210,980	278,129
Other
Software license	20.00	156,716	146,210
Other		47,596	72,709

		204,312	218,919
Total		16,133,249	16,394,180

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets;
(ii)	Refers to the concession right agreement of Rumo Malha Norte, which will be amortized until the end of the concession in 2079;
(iii)	Port operating license and customer relationships of Rumo S.A, from the business combinations.

Impairment testing of cash-generating units (“CGU”) goodwill

The Company tests the recoverable amounts of goodwill arising from business combination transactions annually in the year-end. Property, plant and equipment and definite life intangible assets that are subject to depreciation and amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

During the period ended September 30, 2017, no impairment indicators were identified that would trigger the need for an impairment test.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

16    Loans, borrowings and debentures

	Interest
Description (i)	Index	Annual interest at September 30, 2017	September 30, 2017	December 31, 2016	Maturity
Loan and borrowings
BNDES (ii)	URTJLP	8.80%	2,253,640	2,663,073	Jun-29
	Fixed	5.24%	1,322,581	1,233,476	Feb-25
	TJ462	9.89%	527,157	650,581	Oct-18
	Selic	10.13%	236,517	271,926	Oct-20
	Selic	10.27%	61,179	41,650	Jun-23
	TJLP	9.05%	111,674	137,739	Jun-23
	Selic	13.65%	4,314	5,277	Sep-20
	Fixed	3.93%	2,212	3,930	Jan-24
	IPCA	10.91%	3,721	3,453	Nov-21
	URTJLP	11.40%	—	17	Jan-17
EIB (ii)	USD	3.88%	146,085	170,848	Jun-20
	USD	2.94%	67,982	89,899	Sep-20
	USD + LIBOR6M	0.48%	151,103	172,263	May-21
	USD + LIBOR6M	2.62%	140,056	179,952	Sep-21
Foreign loans	GBP + Libor	1.91%	85,170	—	Jul-19
	GBP + Libor	3.62%	193,861	218,232	Dec-19
NCE	112% of CDI	9.16%	92,293	120,069	Dec-18
	129.62% CDI	10.68%	567,657	552,576	Jun-23
	CDI + 3.50%	11.92%	294,854	294,516	Dec-18
	CDI + 3.47%	11.89%	81,272	80,486	Nov-17
Perpetual Notes	US$	8.25%	1,603,965	1,650,089	—
Resolution 4131	US$	2.99%	72,838	133,957	Oct-20
	US$	2.40%	397,309	407,306	Mar-18
	US$+ Libor	4.79%	57,503	32,798	Nov-17
Senior Notes Due 2018	Fixed	9.50%	164,184	168,163	Mar-18
Senior Notes Due 2023	US$	5.00%	319,527	322,062	Mar-23
Senior Notes Due 2027	US$	7.00%	2,340,137	2,304,384	Jan-27
Senior Notes Due 2024	US$	7.38%	2,381,777	—	Feb-24
Senior Notes Due 2024	Fixed	5.95%	1,570,461	—	Sep-24
FINEP	Fixed	5.00%	92,986	109,233	Nov-22
Trade banks	CDI + 4.91% p.a.	13.45%	114,545	163,815	Jun-19
	Fixed US$	5.49%	95,072	86,140	Dec-21
Working capital	CDI + 2.80% p.a.	11.17%	403,567	390,023	Dec-18
	CDI + 2.95% p.a.	11.33%	295,580	287,168	Dec-18
	CDI + 0.28% p.m.	12.23%	6,693	9,988	Jan-18
	CDI + 0.33% p.m.	12.50%	6,695	—	Mar-18
	120% of CDI	9.85%	20,767	—	May-18
	120% of CDI	9.92%	10,222	—	Jul-18
	120% of CDI	9.91%	20,443	—	Jul-18
Bank overdrafts	118% of CDI	118% of CDI	16,768	22,605	Oct-17
Prepayment	US$+Libor	3.66%	9,661	55,641	Apr-18
FINIMP	US$+Libor	3.52%	—	40,798	Jun-17

			16,344,027	13,074,133

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	Interest
Description (i)	Index	Annual interest at September 30, 2017	September 30, 2017	December 31, 2016	Maturity
Debentures
Non-convertible debentures (ii)	CDI + 2.05% p.a.	10.36%	153,186	154,284	Apr-18
	CDI + 1.30% p.a.	11.57%	—	300,183	Oct-17
	CDI + 3.50% p.a.	11.92%	2,423,240	2,347,271	Jun-23
	IPCA	8.38%	553,181	529,465	Dec-25
	108 % of CDI	8.82%	167,867	350,852	Jul-18
	IPCA	9.71%	1,420,119	1,284,982	Sep-20
	Fixed	13.13%	169,036	163,862	Oct-20
	CDI	9.11%	85,766	133,465	Sep-19

			4,972,395	5,264,364
Total			21,316,422	18,338,497

Current			3,182,679	2.404.009

Non-current			18,133,743	15.934.488

(i)	The Company’s debts with national and international development agencies have bank guarantees. Guarantees are contracted with first-tier banks guaranteeing the total amount of debt.
(ii)	The amount of December 31, 2016 was reclassified between items to improve the disclosure.

Senior Notes 2024

On September 20, 2017, the Company, issued a foreign debt, Senior Notes Due 2024 (“2024 Notes”) in the total amount of US$ 500,000 thousands maturing on September 2024 with coupon of 5.95% p.a., paid semiannually.

On February 9, 2017, the indirect subsidiary, “Rumo S.A”, issued a foreign debt, Senior Notes Due 2024 (“2024 Notes”) in the total amount of US $ 750,000 thousands maturing on February 2024 with coupon of 7.38% p.a., paid semiannually. This debt is protected by exchange and interest rate swaps.

Working Capital

On July 17, 2017, Cosan Biomassa, an indirect wholly-owned subsidiary of the Company, raised a two loans in the amount of R$ 10,000 and R$ 20,000 from Santander and Banco ABC respectively, with maturity on July 17, 2018 and interest of 120.85% and 120.75% of CDI respectively.

Foreign loans

On August 4, 2017, Comma Oil, an indirect wholly-owned subsidiary of the Company, raised a total loan of £ 20 million from Bank of America Merrill Lynch with maturity on July 26, 2019 and interest at libor + 1.50 % paid semiannually.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	September 30, 2017	December 31, 2016
Reais (R$)	11,683,915	12,474,129
Dollar (USD) (i)	9,353,476	5,646,136
Pound (GBP)	279,031	218,232

	21,316,422	18,338,497

(i)	At September 30, 2017, all dated debts denominated in US Dollars, in the subsidiaries, have currency risk protection through derivatives (Note 27).

Below are the movements that occurred for the nine-month period ended September 30, 2017.

At January 01, 2017	18,338,497

Raised	4,305,339
Payment	(2,889,490)
Interest, exchange rate and fair value	1,562,076

At September 30, 2017	21,316,422

Available credit line

As of September 30, 2017, the subsidiary Cosan Logística had available credit lines from BNDES, which were not used, in the total amount of R$ 287,170 (R$ 541,639 on December 31, 2016).

As of September 30, 2017, the subsidiary Cosan S.A had available credit lines from three different Brazilian financial institution, which were not used, in the total amount of R$ 501,000.

Financial Covenants

The Company and its subsidiaries are subject to certain restrictive clauses in most of the loan and financing agreements, based on certain financial and non-financial indicators.

At September 30, 2017, the Company and its subsidiaries were in compliance with all debt financial covenants.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

17    Leases

Finance lease liabilities

Finance lease liabilities are payable as follows:

	September 30, 2017				December 31, 2016
	Less than one year	Between one and five years	More than five years	Total	Total

Future minimum payments
lease payments	380,181	694,481	271,525	1,346,187	1,837,441
Rolling stock	352,970	610,838	184,603	1,148,411	1,616,719
Terminal	23,400	80,022	86,922	190,344	207,950
Other	3,811	3,621	—	7,432	12,772
Interests	(93,332)	(184,951)	(53,653)	(331,936)	(439,898)
Rolling stock	(78,961)	(147,758)	(36,180)	(262,899)	(358,158)
Terminal	(13,834)	(36,835)	(17,473)	(68,142)	(79,611)
Other	(537)	(358)	—	(895)	(2,129)

Present value of minimum lease payments	286,849	509,530	217,872	1,014,251	1,397,543

Current				286,849	472,632

Non-current				727,402	924,911

Lease agreements have varying expirations, the last due to expire in June 2043. The amounts are adjusted annually for inflation rates (as IGPM and IPCA) or may incur interest based on the TJLP or CDI and some contracts have renewal or purchase options that were considered in determining the classification as financial lease.

Operating leases

At September 30, 2017, the future minimum lease payments under non-cancellable leases are as follows:

	September 30, 2017				December 31, 2016
	Total future minimum payments
	Less than one year	Between one and five years	More than five years	Total	Total
Locomotives (i)	573	1,303	—	1,876	2,346
Rail cars (i)	6,875	26,619	6,915	40,409	47,120
Other (i)	1,856	843	—	2,699	3,705

(i)	The amount of December 31, 2016 was reclassified between items to improve the disclosure.

The rentals are recognized as expenses (Note 25) on a straight-line basis over the life of the respective agreement.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

18	Concessions payable

	September 30, 2017			December 31, 2016
	Leases	Concessions	Total	Total
Payables
Rumo Malha Sul	37,027	29,290	66,317	73,707
Rumo Malha Paulista	29,148	19,268	48,416	52,979

	66,175	48,558	114,733	126,686
Court Discussion
Rumo Malha Paulista	1,375,430	119,694	1,495,124	1,345,722
Rumo Malha Oeste	1,178,768	73,678	1,252,446	1,135,398

	2,554,198	193,372	2,747,570	2,481,120

Total	2,620,373	241,930	2,862,303	2,607,806

Current			26,955	27,662

Non-current			2,835,348	2,580,144

Judicial deposits at September 30, 2017 concerning the above claims totaled:

	September 30, 2017	December 31, 2016
Malha Paulista	119,694	118,820
Malha Oeste	20,137	19,464

	139,831	138,284

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

19    Trade payables

	September 30, 2017	December 31, 2016
Natural gas suppliers	1,553,686	1,377,528
Materials and service suppliers	833,105	789,675
Fuels and lubricants suppliers	737	706
Judicial deposits (i)	(294,976)	(294,976)
Other	96,694	160,177

	2,189,246	2,033,110

Current	2,189,246	2.032.542

Non-current	—	568

(i)	There is a judicial discussion between the subsidiary Comgás and its gas supplier. The gas supplier is charging different prices comparing to the gas supply market. At September 30, 2017, the balance of judicial discussion is R$ 1,141,571 (R$ 1,045,311 on December 31, 2016). The amount is secured by judicial deposit R$ 294,976 (R$ 294,976 on December 31, 2016) and the guaranteed value through surety is of R$ 846,595 (R$ 750,335 on December 31, 2016).

20    Other taxes payable

	September 30, 2017	December 31, 2016
Tax amnesty and refinancing program—REFIS	230,175	215,565
ICMS – State VAT	130,891	84,700
COFINS—Revenue tax	44,354	54,208
PIS—Revenue tax	9,343	11,337
INSS—Social security	6,335	7,033
ISS—Services tax (i)	6,294	3,364
IOF—Financial tax (i)	2,085	2,992
Other (i)	11,409	35,746

	440,886	414,945

Current	278,049	261,169

Non-Current	162,837	153,776

(i)	The amount of December 31, 2016 was reclassified between items to improve the disclosure.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

21    Income tax and social contribution

a)	Reconciliation of income and social contribution tax expenses:

	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017	July 1, 2016 to September 30, 2016 (Restated)	January 1, 2016 to September 30, 2016 (Restated)
Profit before taxes	696,719	670,830	364,848	825,659
Income tax and social contribution at nominal rate (34%)	(236,884)	(228,082)	(124,048)	(280,724)
Adjustments to reconcile nominal to effective tax rate
Interest in earnings of investees (non-taxable income)	141,384	242,507	140,297	374,482
Credit claims for damages	—	—	1,346	3,652
Differences in tax rates on earnings / losses of overseas companies	(19,911)	(64,819)	(12,303)	(115,272)
Operating profit from activity	31,347	46,312	10,221	27,473
Share-based payment transactions	(1,001)	(2,936)	(1,002)	(3,007)
Interest on capital (net received)	(2,873)	(17,153)	(8,330)	(21,590)
Non-deductible expenses (donations, gifts, etc.)	(28,938)	(37,339)	(7,274)	(12,926)
Tax losses not recorded (i)	(35,520)	(163,283)	(64,167)	(134,317)
Costs of issuing equity instruments	—	—	1,022	22,329
Other (ii)	3,503	(3,909)	(4,845)	(9,489)

Income tax and social contribution benefit (expense)—current and deferred	(148,893)	(228,702)	(69,083)	(149,389)

Effective rate—%	21.37	34.09	18.93	18.09

(i)	Refers mainly to tax losses not recorded in subsidiaries of Rumo which under current conditions do not attend the requirements of future taxable profits that justify the recognition of the deferred tax assets. In accordance with Brazilian Federal Taxes rules those losses do not expire.
(ii)	The amount of the three and nine months period ended September 30, 2016 was restated between items to improve the statement.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Deferred income tax assets and liabilities:

	September 30, 2017				December 31, 2016
	Basis	Income taxes (25%)	Social contribution (9%)	Total income taxes (34%)	Total income taxes (34%)

Tax loss carry forwards
Income tax loss carry forwards	8,845,771	2,211,443	—	2,211,443	1,900,366
Social contribution tax loss carry forwards	8,977,410	—	807,967	807,967	704,480
Temporary differences
Foreign exchange—Loans and borrowings	1,606,802	401,701	144,612	546,313	590,582
Legal proceedings provision	1,151,921	287,980	103,673	391,653	401,413
Impairment of fixed assets	826,890	206,722	74,421	281,143	290,470
Business combination—Property, plant and equipment	(121,266)	(30,317)	(10,913)	(41,230)	151,060
Tax deductible goodwill	(741,792)	(185,448)	(66,761)	(252,209)	(107,520)
Provisions for employee benefits	423,018	105,754	38,072	143,826	138,655
Allowance for doubtful accounts (i)	334,953	83,738	30,146	113,884	105,949
Regulatory asset	196,318	49,080	17,669	66,748	71,039
Impairment of tax credit (i)	174,324	43,581	15,689	59,270	50,767
Lease (i)	(747,880)	(186,970)	(67,309)	(254,279)	(138,511)
Share-based payment transactions	2,825	706	254	960	—
Profit sharing	77,831	19,458	7,005	26,463	28,923
Concession contract	(26,955)	(6,739)	(2,426)	(9,165)	(10,616)
Business combination—Other fair value adjustments	(123,367)	(30,842)	(11,103)	(41,945)	(42,360)
Property, plant and equipment	(40,216)	(10,054)	(3,619)	(13,674)	(55,861)
Unrealized gains on derivatives instruments	(281,720)	(70,430)	(25,355)	(95,785)	(992)
Temporary differences (i)	667,372	166,843	60,063	226,906	219,944
Gain on formation of joint ventures	(3,338,342)	(834,586)	(300,451)	(1,135,036)	(1,135,037)
Business combination—Intangible assets	(10,352,818)	(2,588,205)	(931,754)	(3,519,958)	(3,743,218)
(-) Non-recordable net operating loss	(5,779,372)	(1,444,843)	(520,143)	(1,964,986)	(1,753,070)
Other (i)	1,079,306	269,120	96,884	366,004	272,974

Total net liability		(1,542,308)	(543,379)	(2,085,687)	(2,060,563)
Deferred income tax—Assets				1,591,713	1,490,002
Deferred income tax—Liabilities				(3,677,400)	(3,550,565)

Total net deferred taxes				(2,085,687)	(2,060,563)

(i)	The amount of December 31, 2016 was reclassified between items to improve the disclosure.

c)	Changes in deferred income taxes, net:

At January 01, 2017	(2,060,563)

Recorded through income	(90,387)
Tax loss carryforwards used to settle other tax installments	3,555
Tax loss carryforwards over change of shareholding interest in subsidiary	60,583
Other (i)	1,125

At September 30, 2017	(2,085,687)

(i)	Exchange variation effect due to conversion of invested balance abroad.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

22    Provision for legal proceedings

	Provision for legal proceedings		Judicial deposits
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016

Tax	507,979	479,532	382,686	376,454
Civil, regulatory and environmental	310,166	344,048	180,042	173,884
Labor	430,593	444,984	194,855	164,346

	1,248,738	1,268,564	757,583	714,684

Changes in provision for legal proceedings:

	Tax	Civil, regulatory and environmental	Labor	Total

At January 01, 2017	479,532	344,048	444,984	1,268,564
Accruals	13,660	12,361	86,701	112,722
Disposal / Reversals	(6,710)	(34,876)	(110,334)	(151,920)
Indexation and interest charges (i)	21,497	(11,367)	9,242	19,372

September 30, 2017	507,979	310,166	430,593	1,248,738

(i)	It is included interest reversal.

The Company’s debts with legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

Tax claims

a)	Judicial claims deemed to be probable losses, fully accrued

	September 30, 2017	December 31, 2016
Compensation with FINSOCIAL	278,167	269,275
State VAT—ICMS credits	98,499	84,778
INSS—Social security	65,605	63,103
PIS and COFINS	11,746	2,449
IPI—Excise tax credit—NT	671	1,155
Federal income taxes	465	329
Other	52,826	58,443

	507,979	479,532

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

b)	Judicial claims deemed as possible losses, and therefore not accrued

	September 30, 2017	December 31, 2016
ICMS—State VAT (i)	2,575,259	2,136,241
Federal income taxes (iv)	2,527,804	2,188,011
Foreign financial operation	1,032,493	986,179
PIS and COFINS—Revenue taxes	856,109	850,063
IRRF—Withholding tax	904,844	861,531
INSS—Social security and other	586,913	615,403
IPI—Excise tax credit—NT	520,302	512,209
Goodwill Rumo	506,924	483,723
Penalties related to tax positions	423,738	397,441
Compensation with IPI—IN 67/98	131,572	128,456
MP 470—Tax installments (ii)	288,179	120,132
Rumo Intermodal (iii)	—	81,247
Stock option	65,124	62,216
Financial transactions tax on loan	50,961	54,896
Social security contributions	45,578	43,764
Compensation credit award	40,830	38,505
Other	1,043,922	992,682

	11,600,552	10,552,699

(i)	Tax assessment notice issued by the São Paulo State Treasury Department, against Rumo Malha Paulista S.A, covering the period from February 2011 to July 2015, with the indication of the follow infractions:
a.	Alleged lack of payment of ICMS on railroad services for export;
b.	Improper ICMS credit due to error in the book entry of values higher than those found in the Fiscal Books;
c.	Undue crediting of ICMS for acquisitions supposedly considered as “use and consumption”.

The Tax authorities also included fines of 50% of the value of the tax and 100% of the amount of the credit considered undue. The amount of this judicial claim is R$ 304,730.

The subsidiary CLE has been discussing administratively the ICMS tax credits arising from the transfer of excess credits to its centralizing unit in the period from May 2012 to January 2013 in the amount of R$ 36,879.

(ii)	The Tax Authority partially rejected the Company requests for payment of its federal tax debts, on the ground that the tax loss offered is not sufficient to settle the respective debts. The likelihood of loss is considered as possible since the results are indicated existed and are available for such use.

(iii)	Decrease related to favorable decisions from administrative sphere.

(iv)	During the nine month period ended September 30, 2017, the subsidiary CLE received a tax assessment notice of R$ 113,979, demanding Income Tax and Social Contribution on net income related to the amortization of goodwill from business combination.

In 2017 the subsidiary Comgás was aware of the non-approval of compensation of tax debts made in 2015, using credits arising from Income Tax (IRPJ). The updated possible amount questioned in administrative sphere is R$ 72,797.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Civil, labor, regulatory and environmental

a)	Judicial claims deemed to be probable losses, fully accrued

•	Civil – refers mainly to compensation for material and moral damages, class actions for abstaining from straw burning sugarcane and execution of environmental nature.

•	Labor – represent labor claims filed by former employees and employees of service providers who question, among others, payment of overtime, night and dangerous, job reinstatement, compensation for accidents at work and reimbursement of discounts from payroll, such as confederative and assistance contributions, union dues and other.

•	Regulatory – mainly refers to fines and discussions with National Authority for Terrestrial Transport (ANTT).

•	Environmental – these amounts derive from assessments made by the Environmental Sanitation Technology Company (CETESB-SP), Brazilian Institute of Environment and Natural Resources (IBAMA) and Environment Municipal Departments related to soil contamination and water by the overflow of products and non-compliance with conditions imposed by such operating license. In all cases, measures are being taken to reduce the existing liabilities, as well as repair and prevention measures.

b)	Judicial claims deemed as possible losses, and therefore not accrued

The main civil and labor lawsuits, for which the unfavorable outcome is considered possible, are as follows:

	September 30, 2017	December 31, 2016

Civil	2,849,028	2,831,407
Labor	990,548	1,089,119
Regulatory	486,217	397,414
Environmental	377,949	351,915

	4,703,742	4,669,855

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

23    Shareholders’ equity

a)	Share capital

At September 30, 2017, Cosan Limited’s share capital is composed of the following:

	Class A and / or BDRs	%	Class B1 shares	%
Shareholders—Common shares
Group	14,514,418	8.35	96,332,044	100.00
Skagen AS	16,220,419	9.33	—	—
M&G Investment Management Limited	6,056,705	3.48	—	—
Eastspring Investments (Singapore) Limited	2,715,398	1.56	—	—
Free Float	128,851,899	74.13	—	—

Total shares outstanding	168,358,839	96.86	96,332,044	100.00

Treasury shares	5,462,956	3.14	—	—
Total	173,821,795	100.00	96,332,044	100.00

b)	Treasury shares

The Company holds 5,462,956 Class A treasury shares as of September 30, 2017 (5.996.502 as of December 31, 2016) with a market value of U.S.$8.13 per share as of September 30, 2017 (U.S.$7.51 per share as of December 31, 2016).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

c)	Other comprehensive (loss) income

	December 31, 2016	Comprehensive (loss) income	September 30, 2017
Foreign currency translation effects	(322,258)	3,811	(318,447)
(Loss) gain on cash flow hedge in joint ventures and subsidiaries	(190,001)	272,136	82,135
Actuarial loss on defined benefit plan	(29,017)	—	(29,017)
Financial instrument with subsidiary	6,000	9,000	15,000
Changes in fair value of available for sale securities	(2,618)	3,371	753

Total	(537,894)	288,318	(249,576)

Attributable to:
Owners of the Company	(480,454)	182,946	(297,508)
Non-controlling interests	(57,440)	105,372	47,932

	December 31, 2015	Comprehensive (loss) income	September 30, 2016
Foreign currency translation effects	(468,350)	141,946	(326,404)
Loss on cash flow hedge in joint ventures and subsidiaries	(235,779)	(174,200)	(409,979)
Revaluation of investment properties reclassified from property, plant and equipment	190,735	—	190,735
Actuarial loss on defined benefit plan	28,032	—	28,032
Financial instrument with subsidiary	—	6,000	6,000
Changes in fair value of available for sale securities	6,748	391	7,139

Total	(478,614)	(25,863)	(504,477)

Attributable to:
Owners of the Company	(478,207)	7,582	(470,625)
Non-controlling interests	(407)	(33,445)	(33,852)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

24    Earnings per share

The following table sets forth the calculation of earnings per share (in thousands of Brazilian Reais, except per share amounts):

	July 1, 2017 to September 30, 2017		January 1, 2017 to September 30, 2017		July 1, 2016 to September 30, 2016 (Restated)		January 1, 2016 to September 30, 2016 (Restated)
Profit attributable from continued operation to ordinary equity holders for basic earnings		248,110		224,444		153,039		297,238
Profit attributable from discontinued operation to ordinary equity holders for basic earnings		—		—		4,112		15,491
Effect of dilution:
Brados’s dilutive options		(46)		—		—		—
Dilutive effect of subsidiary’s stock option plan		(1,702)		(2,239)		(1,038)		(2,284)
Dilutive effect of subsidiary’s stock option plan—Discontinued operation		—		—		(22)		(64)
Dilutive effect of put option		(15,601)		(15,601)		(15,601)		(15,601)

Profit from continued operation attributable to ordinary equity holders adjusted for the effect of dilution		230,761		206,604		136,400		279,353

Profit from discontinued operation attributable to ordinary equity holders adjusted for the effect of dilution		—		—		4,090		15,427

Basic number of shares outstanding—In thousands of shares		264,869		264,750		264,691		264,691
Effect of dilution:
Dilutive effect of stock option plan		13,342		13,470		—		—

Diluted number of shares outstanding—In thousands of shares		278,211		278,220		264,691		264,691

Basic earnings per share from:
Continuing operations	R$	0.9367	R$	0.8478	R$	0.5782	R$	1.1230
Discontinuing operations		—		—	R$	0.0155	R$	0.0585

	R$	0.9367	R$	0.8478	R$	0.5937	R$	1.1815
Diluted earnings per share from:
Continuing operations	R$	0.8294	R$	0.7426	R$	0.5153	R$	1.0554
Discontinuing operations		—		—	R$	0.0155	R$	0.0583

	R$	0.8294	R$	0.7426	R$	0.5308	R$	1.1137

The non-controlling interests of the indirect subsidiary Brado Logística S.A have the right to exercise a liquidity option provided for in the shareholders’ agreement signed on August 5, 2013. This option would exchange all Brado shares held by such minority shareholders by shares of ALL. The exchange ratio shall take into account the economic value for both Brado and ALL shares. At the Company’s exclusive discretion, an equivalent cash payment is also possible.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

For the nine month period ended on At September 30, 2017, 3,390,200 share options from indirect subsidiary RUMO S.A and 22,122,967 share options from indirect subsidiary Brado Logística S.A were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the three and nine-month period ended September 30, 2017, 1,628,300 shares related to the share repurchase plan of subsidiary Cosan S.A have an antidilutive effect, so they were not considered in the diluted earnings per share analysis.

25    Other expenses, net

	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017	July 1, 2016 to September 30, 2016	January 1, 2016 to September 30, 2016

Income from sale of scrap / eventual	9,097	29,267	—	—
Insurance reimbursement income	12,745	13,926	3,240	10,808
(Loss) gain from port operations	(1,212)	523	—	—
Rental income	959	1,620	800	2,016
Loss on disposal of non-current assets and intangibles	(12,034)	(23,735)	(6,281)	(15,505)
Net effect of legal proceedings, recoverable and tax installments	(28,464)	(89,369)	(17,954)	(94,147)
Other (i)	(11,601)	(26,501)	3,293	13,608

	(30,510)	(94,269)	(16,902)	(83,220)

(i)	The amount of the three and nine months period ended September 30, 2016 was restated between items to improve the statement.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

26    Finance results

	July 1, 2017 to September 30, 2017	January 1, 2017 to September 30, 2017	July 1, 2016 to September 30, 2016 (Restated)	January 1, 2016 to September 30, 2016 (Restated)
Cost of gross debt
Interest on debt	(472,477)	(1,402,021)	(480,142)	(1,383,622)
Monetary and exchange rate variation	303,348	100,434	(55,842)	943,902
Derivatives and fair value measurement	(222,542)	(180,104)	(66,464)	(1,431,499)
Amortization of borrowing costs	(5,068)	(13,133)	(7,272)	(69,781)
Discounts obtained from financial operations	—	—	688	85,962
Guarantees and warranties on debt	(8,293)	(24,653)	(12,797)	(35,774)

	(405,032)	(1,519,477)	(621,829)	(1,890,812)
Income from financial investment and exchange rate in cash and cash equivalents	123,760	435,339	131,646	395,580

	123,760	435,339	131,646	395,580

Cost of debt, net	(281,272)	(1,084,138)	(490,183)	(1,495,232)
Other charges and monetary variations
Interest on other receivables	31,491	112,955	52,524	184,477
Monetary variation on leases and concessions agreements	(60,267)	(195,259)	(76,089)	(221,671)
Monetary variation on leases	(32,086)	(98,626)	(55,981)	(158,074)
Bank charges	(54,098)	(182,437)	(55,230)	(165,953)
Advances on real state credits	(4,441)	(17,069)	(9,372)	(21,378)
Interest on contingencies and contracts (i)	(18,458)	(54,376)	(19,350)	(48,141)
Interest on other liabilities (i)	(104,130)	(308,365)	(125,415)	(467,637)
Interest on other financial assets (i)	—	—	2,334	2,334
Exchange variation	483	1,663	5,837	53,731

	(241,506)	(741,514)	(280,742)	(842,312)

(=) Finance results, net	(522,778)	(1,825,652)	(770,925)	(2,337,544)
Finance expense	(841,177)	(2,606,547)	(1,142,850)	(2,867,121)
Finance income	177,290	695,061	263,408	834,976
Exchange variation	293,593	99,860	(47,689)	1,011,866
Derivatives	(152,484)	(14,026)	156,206	(1,317,265)

Finance results, net	(522,778)	(1,825,652)	(770,925)	(2,337,544)

(i)	The amount of the three and nine months period ended September 30, 2016 was restated between items to improve the statement.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

27    Financial instruments

Financial risk management

Overview

The Company is exposed to the following risks related to the use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.

This note presents information about the exposure of the Company and its subsidiaries to the above risks, as well as the objectives of the Company’s risk management policies, these policy and processes for the assessment and management of risks.

The carrying amount of financial assets and financial liabilities are as follows:

	September 30, 2017	December 31, 2016
Assets
Fair value through profit or loss
Investment funds	2,998,836	3,203,907
Marketable securities	2,043,625	1,291,580
Derivate financial instruments	1,042,165	751,080

	6,084,626	5,246,567
Loans and receivables
Cash and cash equivalents	2,802,975	1,295,681
Trade receivables	1,251,929	1,185,430
Restricted cash	225,695	200,999
Receivables from related parties	217,378	242,257
Dividends receivable	6,559	144,160

	4,504,536	3,068,527
Total	10,589,162	8,315,094

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	September 30, 2017	December 31, 2016

Liabilities
Liabilities amortized cost
Loans, borrowings and debentures	15,147,032	14,525,030
Leases	1,014,251	1,397,543
Real state credit certificates	115,822	195,745
Trade payables	2,189,246	2,033,110
Other financial liabilities	330,602	203,303
Payables to related parties	316,922	237,081
Dividends payable	26,818	93,500
Tax installments—REFIS	230,175	215,565
Preferred shareholders payable in subsidiaries	1,555,517	1,769,427

	20,926,385	20,670,304
Fair value through profit or loss
Loans, borrowings and debentures	6,169,390	3,813,467
Contingent consideration	114,570	166,807
Derivative financial instruments	270,779	295,844

	6,554,739	4,276,118
	27,481,124	24,946,422

During the period ended at September 30, 2017, there was no reclassification between categories, fair value through profit or loss, loans and receivables and liabilities at the amortized cost presented above.

Risk management structure

As at September 30, 2017 and December 31, 2016, the fair values relating to transactions involving derivative financial instruments to protect the Company’s risk exposure were using observable inputs such as quoted prices in active markets, or discounted cash flows based on market curves, and are presented below:

	Notional		Fair value
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Exchange rate derivatives
Forward agreements	44,639	438,689	(1,493)	(14,983)
Interest rate and exchange rate risk
Swap agreements (interest rate)	2,639,277	1,988,540	368,355	104,491
Swap agreements (exchange and interest rate)	7,388,804	4,315,575	404,524	365,728

	10,028,081	6,304,115	772,879	470,219
Total financial instruments			771,386	455,236

Assets			1,042,165	751,080

Liabilities			(270,779)	(295,844)

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Credit risk

	September 30, 2017	December 31, 2016
Cash and cash equivalents (i)	5,801,811	4,499,588
Trade receivables (ii)	1,251,929	1,185,430
Derivative financial instruments (i)	1,042,165	751,080
Marketable securities (i)	2,043,625	1,291,580
Restricted cash (i)	225,695	200,999

	10,365,225	7,928,677

(i)	The credit risk on cash and cash equivalents, marketable securities, restricted cash and assets derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	September 30, 2017	December 31, 2016
AAA	1,939,567	—
AA	4,878,202	5,499,565
A	2,290,407	983,384
B	3,869	—
BB+	1,253	—
BBB	—	260,298

	9,113,298	6,743,247

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments.

(ii)	Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Outstanding customer receivables are regularly monitored and any shipments to major customers are generally covered by letters of credit or other forms of credit insurance.

The requirement for impairment is analyzed at each reporting date on an individual basis for major clients. Additionally, a large number of minor receivables are grouped into homogenous groups and assessed for impairment collectively. The calculation is based on actual incurred historical data.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. Management considers that the credit risk is covered by the allowance for doubtful accounts.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As mentioned in Note 1, Management has been working on measures to enable the subsidiary Cosan Logística to honor its Commitments.

The non-derivative financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	September 30, 2017					December 31, 2016
	Up to 1 year	1—2 years	3—5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(4,839,140)	(4,169,100)	(10,252,345)	(12,658,493)	(31,919,078)	(29,957,136)
Trade payables	(2,189,246)	—	—	—	(2,189,246)	(2,033,110)
Other financial liabilities	(330,602)	—	—	—	(330,602)	(203,303)
Tax installments—REFIS	(28,475)	(12,741)	(12,615)	(192,532)	(246,363)	(235,919)
Leases	(459,132)	(327,678)	(460,402)	(306,562)	(1,553,774)	(1,824,890)
Derivative financial instruments	35,603	(78,540)	(574,988)	1,180,529	562,604	—
Real estate credits certificates	(101,732)	(23,847)	—	—	(125,579)	(243,628)

	(7,912,724)	(4,611,906)	(11,300,350)	(11,977,058)	(35,802,038)	(34,497,986)

Market risk

Market risk is the risk that changes in market prices – such as foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

a)	Foreign exchange risk

As at September 30, 2017 and December 31, 2016, the Company and its subsidiaries had the following net exposure to the exchange rate variations on assets and liabilities denominated in Dollar:

	September 30, 2017	December 31, 2016
Cash and cash equivalents	271,156	424,334
Trade receivables	40,939	11,940
Advances to suppliers	12,672	58,866
Trade payables	(20,277)	(22,005)
Loans, borrowings and debentures	(8,479,175)	(6,323,330)
Advances from clients	(6,603)	—
Contingent consideration	(48,087)	(68,388)
Derivative financial instruments (i)	6,506,516	6,413,619

Foreign exchange exposure, net	(1,722,859)	495,036

(i)	These balances are equivalent to the notional amount in US Dollars converted to R$ at the Dollar rate of September 30, 2017 and December 31, 2016 respectively.

Sensitivity analysis on changes in foreign exchange rates:

The probable scenario was defined based on the U.S. Dollar market rates as at September 30, 2017, which determines the fair values of the derivatives at that date. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. Dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at September 30, 2017, the Company performed a sensitivity analysis by increasing and decreasing the exchange rate for R$/US$ by 25% and 50%. The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Real (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis (R$/US$)
	September 30, 2017	Scenario
		Probable	25%	50%	-25%	-50%
USD	3.1680	3.3700	4.2125	5.0550	2.5275	1.6850

The external source used by the company for market projections was a specialized consultant.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Considering the above scenario the profit or loss would be impacted as follows:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	USD fluctuation	14,139	58,968	117,937	(58,969)	(117,937)
Trade receivables	USD fluctuation	2,775	10,929	21,858	(10,927)	(21,857)
Advances to suppliers	USD fluctuation	808	3,370	6,740	(3,370)	(6,740)
Trade payables	USD fluctuation	(1,996)	(5,568)	(11,136)	5,568	11,136
Exchange rate derivatives (i)	USD fluctuation	419,122	1,905,653	3,811,339	(1,905,618)	(3,811,198)
Loans, borrowings and debentures	USD fluctuation	(354,847)	(1,479,995)	(2,959,989)	1,479,995	2,959,990
Advances from clients	USD fluctuation	(421)	(1,756)	(3,512)	1,756	3,512
Contingent consideration	USD fluctuation	(3,066)	(12,787)	(25,577)	12,788	25,576

Impacts on profit or loss		76,514	478,814	957,660	(478,777)	(957,518)

(i)	For sensitivity analysis, it’s only considered exchange rate swaps for Notional.

b)	Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with its borrowings, especially those that accrue interest using LIBOR, and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

Sensitivity analysis on changes in interest rates:

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

	September 30, 2017
Exposure interest rate (i)	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	239,964	59,991	119,983	(59,991)	(119,983)
Marketable securities	31,605	7,901	15,803	(7,901)	(15,803)
Leases	(29,891)	(7,473)	(14,945)	7,473	14,945
Advances on real state credits	(6,236)	(1,559)	(3,118)	1,559	3,118
Interest rate derivatives	640,055	(978,925)	(1,812,866)	1,164,783	2,551,933
Loans, borrowings and debentures	(981,748)	(150,960)	(301,987)	150,961	301,988

Impacts on profit or loss	(106,251)	(1,071,025)	(1,997,130)	1,256,884	2,736,198

The probable scenario considers the estimated interest rate, made by a specialized third part and Banco Central do Brasil as follows:

	Probable	25%	50%	-25%	-50%
SELIC	6.75%	8.44%	10.13%	5.06%	3.38%
CDI	6.00%	7.50%	9.00%	4.50%	3.00%
TJ462	8.00%	9.75%	11.50%	6.25%	4.50%
TJLP	7.00%	8.75%	10.50%	5.25%	3.50%
IPCA	4.68%	5.90%	7.00%	3.50%	2.30%

(i)	The external source used by the company for market projections was a specialized consultant.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Financial instruments fair value

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•	The cash and cash equivalents, accounts receivable, trade receivables, trade payables and other current liabilities approximate their carrying amount largely due to the short-term maturity of these instruments.

•	The fair values of the quoted notes and bonds are based on price quotations at the reporting date. The fair value of unquoted instruments, loans from banks and other financial liabilities, obligations under finance leases, as well as other non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities.

•	The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 16) is based on their quoted market price are as follows:

Senior Notes Due	September 30, 2017	December 31, 2016
2018	99.75%	95.68%
2023	101.93%	96.05%
2024	108.81%	—
2027	108.46%	100.65%

•	The fair value of Perpetual Notes listed on the Luxembourg Stock Exchange (Note 16) is based on their quoted market price as September 30, 2017 of 102,02% (100.03% at December 31, 2016) of the face value of obligations at September 30, 2017.

•	The fair value of other loans and financing, the respective market values substantially approximate the amounts recorded due to the fact that these financial instruments are subject to variable interest rates (Note 16).

The Company and its subsidiaries enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with observable market data refer mainly to interest rate swaps and foreign exchange forward contracts.

The fair value of derivative financial instruments is determined using valuation techniques and observable market data. The valuation techniques applied more often include pricing models and swaps contracts, with a present value calculation. The models consider various data, including counterparty credit quality, spot exchange rates, forward curves of interest rates and curves of the commodity term rates.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

			Assets and liabilities measured at fair value
	Carrying amount		September 30, 2017		December 31, 2016
	September 30, 2017	December 31, 2016	Level 2	Level 3	Level 2	Level 3
Assets
Investment funds	2,998,836	3,203,907	2,998,836	—	3,203,907	—
Marketable securities	2,043,625	1,291,580	2,043,625	—	1,291,580	—
Derivate financial instruments	1,042,165	751,080	1,042,165	—	751,080	—

Total	6,084,626	5,246,567	6,084,626	—	5,246,567	—

Liabilities
Loans, borrowings and debentures	(6,169,390)	(3,813,467)	(6,169,390)	—	(3,813,467)	—
Contingent consideration (i)	(114,570)	(166,807)	—	(114,570)	—	(166,807)
Derivative financial instruments	(270,779)	(295,844)	(270,779)	—	(295,844)	—

Total	(6,554,739)	(4,276,118)	(6,440,169)	(114,570)	(4,109,311)	(166,807)

(i)	The valuation of the contingent consideration considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the probable scenarios of forecast revenue and EBITDA, the amount to be paid under each scenario and the probability of each scenario. The significant unobservable inputs are the forecast of the annual growth rate of revenue, EBITDA margin forecast and the 13% discount rate adjusted for risk.

Hedge accounting

Currently the Company has adopted the hedge accounting of fair value for some its operations that both the hedging instruments and the hedged items are accounted for at fair value through profit or loss. Operations and accounting effects of this adoption are as follows:

	Debt	Derivative	Total
At January 01, 2017	1,534,072	(146,697)	1,387,375
Initial measurement	2,461,836	—	2,461,836
Interest amortization	(134,173)	(48,460)	(182,633)
Fair value	160,328	(48,172)	112,156

At September 30, 2017	4,022,063	(243,329)	3,778,734

In May 2017 the indirect subsidiary Comgás designated hedge accounting of fair value for its “Debentures 5th issuance” loan agreement. Using derivative operations, Comgás protected its future cash flow by changing the interest risk linked to the IPCA (National Wide Consumer Price Index) by percentages of the CDI (Interbank deposit rate).

Capital management

The Company’s policy is to maintain a robust capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

28	Post-employment benefits

	September 30, 2017	December 31, 2016

Futura	47,330	43,401
Futura II	154	163
Comgás	413,125	397,916

	460,609	441,480

During the nine month period ended September 30, 2017, the expense recognized in relation to the actuarial contributions was R$20,796 (R$ 18,934 for the nine month period ended September 30, 2016).

29	Share-based payment

➢	Cosan Limited

In August 2016, Cosan Limited established a Long-term Retention Plan (“Plan”), targeting remuneration and retention of certain executives with a high level of strategic importance for the Company. The executives would receive, during the term of the Plan (10 years), 1% each, of the shares of Cosan Limited.

In August 2017, the Board of Directors reviewed the existing to become a discretionary Plan based on the following characteristics, which are: (i) The Board of Directors will decide the number of shares to be granted, up to 1% of the shares of Cosan Limited for each executive; (ii) The Board of Directors may decide whether or not to deliver shares or cash in certain years, which may or may not be compensated in subsequent years.

On the same date, the Board of Directors approved the first granting of shares to executives participating in the Plan. (I) 533,546 shares, previously held in treasury, were granted and (ii) US$ 316,425 settled in cash.

➢	Subsidiary Cosan S.A

On April 27, 2017 and July 31, 2017, two new share-based compensation plans was approved at the Assembly of the subsidiary Cosan S.A, which became effective as of the granting.

Cosan S.A granted 274,000 and 412,031 shares of the “share-based compensation plan”, which will be transferred in full and free of charge after 5 years, from the approval of the grant, in a quantity adjusted by the number proportional to the dividends paid in the period, service condition of the beneficiary in the Company, under the terms of each Share granting Program.

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the “share-based compensation plan”. Given the characteristics of the Plan, the fair value is equivalent to the value of the share on the grant date (R$ 32.11 and R$ 36.06).

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

The assumptions for fair value measurement of share option plans were as follows

				Number of instruments on September 30, 2017
Share option programs	Expected life (years)	Interest rate	Expected volatility	Granted	Exercisable options	Outstanding	Market price on grant date	Exercise price at September 30, 2017	Fair value at grant date—R$(i)
August 18, 2011 (A)	1 to 7	12.39	31.44	4,825,000	(3,908,000)	522,000	22.80	25.81	6.80
August 18, 2011 (B)	1 to 12	12.39	30.32	5,000,000	(2,000,000)	3,000,000	22.80	25.81	8.15
December 12, 2012 (C)	1 to 7	8.78	31.44	700,000	(48,000)	652,000	38.89	46.50	10.10
April 24, 2013	5 to 7	13.35	27.33	970,000	—	860,000	45.22	53.54	17.95
April 25, 2014	5 to 7	12.43	29.85	960,000	—	945,000	39.02	43.25	15.67
August 31, 2015	5 to 7	14.18	33.09	759,000	—	674,000	19.96	19.50	7.67
April 27, 2017	5	15.00	32.75	274,000	—	274,000	38.15	—	37.02
July 31, 2017	5	15.00	33.70	412,031	—	412,031	36.10	—	36.06
August 31, 2017	10	—	—	533,546	(533,546)	—	—	—	—

				14,433,577	(6,489,546)	7,339,031

(i)	The fair value of the employee share options has been measured using the Black-Scholes formula.

The number and weighted-average exercise prices of share options under the share option programs were as follows:

	Number of options	Weighted- average exercise price—R$
At December 31, 2016	12,138,238	23.96
Granted	686,031	—
Cancellation or settlements	(4,160,238)	—
Share options exercised	(1,325,000)	26.08

At September 30, 2017	7,339,031	34.11

➢	Subsidiary Cosan Logística.

On December 21, 2016, a new share-based compensation model was approved at the Assembly of the subsidiary Cosan Logística, which became effective as of the granting

Plan of 2017

On September 1, 2017 Rumo S.A, granted 691.900 shares of the “share-based compensation plan”, which will be transferred in full and free of charge after 5 years, from the approval of the grant, in a quantity adjusted by the number proportional to the dividends paid in the period, service condition of the beneficiary in the Rumo S.A, under the terms of each Share granting Program.

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the “share-based compensation plan”. Given the characteristics of the Plan, the fair value on the grant date is R$ 10.42.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

Plan of 2016

On January 2, 2017 Rumo S.A, granted 1,513,180 shares of the “share-based compensation plan”, which will be transferred in full and free of charge after 5 years, from the approval of the grant, in a quantity adjusted by the number proportional to the dividends paid in the period, service condition of the beneficiary in the Rumo S.A, under the terms of each Share granting Program.

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the “share-based compensation plan”. Given the characteristics of the Plan, the fair value of the share on the grant date is R$ 6.10.

➢	Subsidiary Comgás.

On April 207, 2017, a new share-based compensation plan was approved at the Assembly of the subsidiary Comgás, which became effective as of the granting.

Comgás issued 61,300 shares of the “share-based compensation plan”, which will be transferred in full and free of charge after 5 years, from the approval of the grant, in a quantity adjusted by the number proportional to the dividends paid in the period, service condition of the beneficiary in the Company, under the terms of each Share granting Program.

The Black and Scholes methodology was used to calculate the fair value of the shares granted under the terms of the “share-based compensation plan”. Given the characteristics of the Plan, the fair value on the grant date is R$37.29.

The expenses related to the plans described above are being disclosed in note 11 line item “c) Officers’ and directors’ compensation”

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

30	Subsequent events

➢	Exercise of put option on Comgás

On October 10, 2017 Shell Gas B.V, Integral Investments B.V and Shell Brazil Holding B.V. (jointly referred to as “Shell”) exercised their put option on the shares issued by Comgás against the Company. The option was exercised in compliance with the agreement between Shell and the Company executed on November 5, 2012 and amended on this date (“Option Agreement”).

According to Option Agreement, Shell will transfer to CZZ, on the transaction date, 21,805,645 common shares issued by Comgás, which, on this date, correspond to 16.77% of the total equity of Comgás, at an implicit price of R$53.05 per Comgás Share.

In return, Cosan Limited:

1)	Will deliver to Shell, on the Transaction Date, 20,349,395 common shares issued by Cosan S.A and held by the Company, which correspond to 4.99% of the equity of Cosan S.A on this date;

2)	Pay the equivalent of R$208,650 on the Transaction Date; and

3)	Will pay Shell, one year after the Transaction Date, R$214,910.

In conclusion of the process above, the Company approved the sale of the same interest, previously bought, to its subsidiary Cosan S.A. The interest sold of 16,77% of the equity of Comgás will be received in two installments, the first equivalent to R$948,201 and the second equivalent to R$214,910, which will be converted into U.S. dollar and received on the same date when the Company will makes the payments to Shell.

The consummation of the Acquisition will depend on the fulfillment of all conditions precedent established in the option agreement, including approval from Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica).

➢	Increase in share capital—Cosan Logística

On September 22, 2017, in a meeting of the Cosan Logística’s Board of Directors, was approved the increase of the its share capital in the amount of R$750,000, through the public offering of 95,177,665 common shares issued by Cosan Logística. Consequently, Cosan Logística’s new share capital increased to R$2,284,893, divided into 463,224,241 common shares.

The Cosan Logística’s Board of Directors will approve the capital increase after the closing of the period of “Preemptive Right and Remainder Subscription” to be held on October 26, 2017.

The Company has pledged to exercise its Preemptive Right to subscribe the shares in the amount of its interest in the share capital of the subsidiary.

Cosan Limited

Notes to the consolidated financial statements

(In thousands of Brazilian Reais – R$, unless otherwise stated)

➢	Increase in share capital—Rumo S.A

On October 4, 2017, in a meeting of the Rumo’s Board of Directors, was approved the increase of the Rumo’s share capital in the amount of R$ 2,640,000, through the public offering of 220,000,000 common shares issued by Rumo. Consequently, Rumo’s new share capital increased to R$ 9,654,897, divided into 1,559,015,898 common shares.

The financial settlement of the transaction occurred on October 10, 2017.

➢	Debentures issuance – Comgás

On October 4, 2017, was approved at a Comgás’s Meeting of the Board of Directors, the issuance of 400,000 debentures, of R$ 1 each, totaling R$ 400,000. The conclusion of the offer will be subject to, among other factors, market conditions.

➢	Dividends payment—Comgás

On November 7, 2017, the Board of Directors approved the interim dividends payment of R$ 700,000, distributed based on the profits of the Comgás for the year 2017. Payment is expected to occur as of November 23 2017.

➢	Business Combination—Stanbridge Group Limited

On 31 October 2017, the Company acquired, through its indirect subsidiary Comma, the control of the company Stanbridge Group Limited in the amount of 40 million pounds sterling. The investment aims to expand the business in the European market.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer